Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

March 15, 2016 – The following Management’s Discussion and Analysis of financial results (“MD&A”) as provided by the management of Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2015 and 2014. This commentary is based on information available to, and is dated as of, March 15, 2016. The financial data presented is in Canadian dollars, except where indicated otherwise.

CONVERSION: The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value. All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil.

FINDING, DEVELOPMENT AND ACQUISITION COSTS: Finding and development costs including acquisitions and dispositions (“FD&A costs”) have been presented herein. The Company's finding and development costs, excluding the effects of acquisitions and dispositions, for 2015 were $0.55/boe on a proved basis and $63.71/boe on a proved plus probable basis. The Company's finding and development costs, excluding the effects of acquisitions and dispositions, for 2014 were $18.56/boe on a proved basis and $23.80/boe on a proved plus probable basis. The Company's average finding and development costs for the last three years, excluding the effects of acquisitions and dispositions, were $12.92/boe on a proved basis and $12.33/boe on a proved plus probable basis. The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserves additions for that year.

NON-GAAP MEASURES: This MD&A contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than “cash flow from operating activities” as determined in accordance with generally accepted accounting principles (“GAAP”) as an indicator of the Company’s performance. Therefore reference to funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred and changes in non-cash working capital incurred. The reconciliation between cash flow from operating activities and funds flow from operations can be found in this MD&A. Funds flow from operations per share is calculated using the weighted average number of shares for the period.

This MD&A also contains the terms “total net debt”, “long-term debt”, “adjusted working capital deficiency (excess)”, “operating netbacks”, “adjusted net profit (loss)”, “total revenue” and “total capital expenditures – net”, which also are not recognized measures under GAAP. Therefore reference to the non-GAAP measures of total net debt, long-term debt, adjusted working capital deficiency (excess), operating netbacks, adjusted net profit (loss), total revenue or total capital expenditures – net may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation, and the deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess) and long-term debt. Long-term debt includes the balances of bank debt and Senior Notes (as defined below). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding current finance lease obligation, current deferred lease inducements and current portion of risk management asset. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt.

1

Operating netbacks are calculated by subtracting royalties, transportation, and operating expenses from total revenue. Management believes this measure is a useful supplemental measure of the amount of total revenue received after transportation, royalties and operating expenses. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Adjusted net profit (loss) is calculated by excluding the after tax effect of non-cash commodity contracts mark-to-market gains and losses, unrealized foreign exchange gains and losses, non-cash impairment charges and non-cash one time charges, as applicable, impacting net profit (loss). Management believes that, in addition to net profit (loss), adjusted net profit (loss) is a useful supplemental measure as it reflects the underlying performance of Bellatrix’s business activities. Readers are cautioned, however, that this measure should not be construed as an alternative to net profit or loss determined in accordance with GAAP as a measure of performance. Bellatrix’s method of calculating this measure may differ from other entities, and accordingly, may not be comparable to measures used by other companies. Total capital expenditures - net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

JOINT ARRANGEMENTS: Bellatrix is a partner in the Grafton Joint Venture, the CNOR Joint Venture, the Daewoo and Devonian Partnership, and the Troika Joint Venture (all as defined below), which have all been separately assessed and classified under International Financial Reporting Standards (“IFRS”) as joint operations. This classification is on the basis that the arrangement is not conducted through a separate legal entity and the partners are legally obligated to pay their share of costs incurred and take their share of output produced from the various production areas, and all partners have rights to the assets and obligations for the liabilities resulting from the joint operations. The Company considered these factors as well as the terms of the individual agreements in determining the classification of a joint operation to be appropriate for each arrangement. For purposes of disclosure throughout the MD&A and financial statements, Bellatrix has referred to these arrangements by the common oil and gas industry term of joint ventures.

GRAFTON JOINT VENTURE – During 2013 Bellatrix and Grafton Energy Co I Ltd.(“Grafton”) established a joint venture whereby Grafton agreed to contribute 82%, or $200 million, to participate in a Notikewin/Falher and Cardium well program in the Willesden Green and Brazeau areas of West-Central Alberta (the “Grafton Joint Venture”) with a two year funding period (expiring June 26, 2015). Under the terms of the Grafton Joint Venture agreement, Grafton earns 54% of Bellatrix’s working interest (“WI”) in each well drilled in the well program until payout (being recovery of Grafton's capital investment plus an 8% internal rate of return) on the total program, which reverts to  33% of Bellatrix's pre-Grafton Joint Venture WI after payout.  At any time after payout of the entire program, Grafton has the option to elect to convert all wells from the 33% WI to a 17.5% Gross Overriding Royalty (“GORR”). During 2014, Bellatrix announced that Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture by an additional $50 million on the same terms and conditions, for a total commitment by Grafton of $250 million. For wells relating to the exercised option, the funding period of the Grafton Joint Venture was extended to June 26, 2016. During the second quarter of 2015 the funding period for the initial $200 million commitment was extended to December 31, 2015 (from June 26, 2015). The funding obligation was satisfied by Bellatrix and Grafton by that date. Subsequently in the first quarter of 2016,  the parties agreed to further extend the funding period for the remaining $50 million commitment under the Grafton Joint Venture to December 31, 2016 (from June 26, 2016) thereby providing additional operational flexibility for development drilling activity during the 2016 year. Bellatrix and Grafton expect to fulfill all of the spending commitments under the Grafton Joint Venture in the 2016 calendar year.

CNOR JOINT VENTURE - During the third quarter of 2014, Bellatrix announced that the Company and Canadian Non-Operated Resources Corp. ("CNOR"), a non-operated oil and gas company managed by Grafton Asset Management Inc., had completed the formation of a new multi-year joint venture arrangement (the “CNOR Joint Venture”), pursuant to which CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's extensive undeveloped land holdings. Under the terms of the agreement, CNOR will pay 50% of the drilling, completion, equipping and tie-in capital expenditures associated with development plans to be proposed by Bellatrix and approved by a management committee comprised of representatives of Bellatrix and CNOR in order to earn 33% of Bellatrix's working interest before payout (being recovery of CNOR’s capital investment plus an 8% return on investment) and automatically converting to a 10.67% GORR on Bellatrix's pre-joint venture working interest after payout. On September 1, 2015, the parties amended the terms of the CNOR Joint Venture to extend the funding period to December 31, 2019, as a result Bellatrix is now required to propose a joint development plan on or before October 1, 2016 with the expectation that the funds will be primarily spent between 2017 through 2019.

2

DAEWOO AND DEVONIAN PARTNERSHIP – Bellatrix has a joint venture arrangement (the “Daewoo and Devonian Partnership”) with Canadian subsidiaries of two Korean entities, Daewoo International Corporation (“Daewoo”) and Devonian Natural Resources Private Equity Fund (“Devonian”) in the Baptiste area of West-Central Alberta, whereby Daewoo and Devonian own a combined 50% of Bellatrix’s WI share of producing assets, an operated compressor station and gathering system and related land acreage. The Daewoo and Devonian Partnership provides for the drilling of up to 70 gross wells with anticipated total capital expenditures to the Daewoo and Devonian Partnership of up to approximately $200 million under a joint development plan. The Daewoo and Devonian Partnership does not contain any minimum capital expenditure requirements or any penalties if the parties decide to delay or stop further development under the joint development plan.

TROIKA JOINT VENTURE – Bellatrix has a joint venture (the “Troika Joint Venture”) with TCA Energy Ltd. ("TCA") in the Ferrier Cardium area of West-Central Alberta, whereby Troika contributed 50% towards a capital program for which they received a 35% WI until payout (being recovery of TCA's capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's WI. During the fourth quarter of 2015, Bellatrix and TCA mutually agreed to discharge the remainder of the drilling program under the Troika joint venture agreement. As a result, Bellatrix and TCA have no further obligation to drill additional wells thereunder but continue to have ongoing joint operations under the joint venture arrangement.

DRILLING LOCATIONS: In this MD&A, the Company has disclosed certain drilling locations associated with Bellatrix's interest in the Spirit River play. Of the 382 drilling locations identified herein, 62 are proved locations, 28 are probable locations and 292 are unbooked locations. Proved locations and probable locations are derived from Bellatrix’s independent reserve report prepared by Sproule Associates Limited as at December 31, 2015 and account for drilling locations that have associated proved and/or probable reserves, as applicable. Unbooked locations are internal estimates based on the Corporation’s prospective acreage and an assumption as to the number of wells that can be drilled per section based on industry practice and internal review. Unbooked locations do not have attributed reserves or resources. Unbooked locations as disclosed herein have been identified by management as an estimation of the Company's multi-year drilling activities using information including applicable geologic, seismic, engineering, production, pricing assumptions and reserves information. There is no certainty that Bellatrix will drill all unbooked drilling locations and if drilled there is no certainty that such locations will result in additional oil and gas reserves, resources or production. The drilling locations on which Bellatrix actually drill wells will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors. While the majority of Bellatrix's unbooked locations are extensions or infills of the drilling patterns already recognized by the Company's independent qualified reserves evaluator, other unbooked drilling locations are farther away from existing wells where management may have less information about the characteristics of the reservoir and therefore there may be more uncertainty whether wells will be drilled in such locations and if drilled there may be more uncertainty that such wells will result in additional oil and gas reserves, resources or production.

TYPE CURVE, HALF CYCLE ECONOMICS AND CAPITAL EFFICIENCY: In this MD&A information relating to the type curve, half cycle economics and capital efficiency for Bellatrix's Spirit River wells have been presented. The type curve set forth herein is based on all Bellatrix operated, Notikewin and Falher B wells drilled between October 2012 and September 2015, and represents the mean (P50) performance curve. Half cycle economics are based on Bellatrix's current expectations drill, complete, equip and tie-in costs per well (and excluding land, seismic and related costs). Capital efficiency is a measure of expected capital expenditures per well based on half cycle economics divided by average first year production results (IP365) based on the type curve presented. The type curve and capital efficiency numbers have been presented to provide readers with information on the assumptions used for management's budgeting process and future planning. The half cycle economics and capital efficiencies may not be achieved on future wells as a result of a number of factors including the risks identified above under "Forward Looking Statements" and as such are not reliable indicators of future performance. In addition, there is no certainty that future wells will generate results to match historic type curves presented herein. Half cycle economics and capital efficiencies are not terms that have standardized meanings and therefore such calculations may not be comparable with the calculation of similar measures for other entities.

3

Additional information relating to the Company, including the Bellatrix’s Annual Information Form, is available on SEDAR at www.sedar.com and on the Company’s website at www.bellatrixexploration.com. The Company’s EDGAR filings and forms are available through the U.S. Securities and Exchange Commission at www.sec.gov.

FORWARD LOOKING STATEMENTS: Certain information contained herein and in the accompanying report to shareholders may contain forward looking statements within the meaning of applicable securities laws. The use of any of the words “position”, “continue”, “opportunity”, “expect”, “plan”, “maintain”, “estimate”, “assume”, “target”, “believe” “forecast”, “intend”, “strategy”, “will”, “elect”, “anticipate”, “enhance” and similar expressions are intended to identify forward-looking statements. More particularly and without limitation, this document contains forward-looking statements concerning management’s assessment of future plans, ability to take advantage of future opportunities, drilling plans and the timing thereof, future development drilling opportunities, expected timing of completion of Phase II of the Alder Flats Plant (as defined below), expected reductions in operating costs as a result of completion of Phase II of the Alder Flats Plant, Bellatrix’s ability to direct additional production volumes to the Alder Flats Plant during period of third party downtime, Bellatrix’s continued ability to redirect volumes to facilities and delivery point unaffected by curtailments, ability to access additional partner capital under its joint venture arrangement with Grafton in 2016, Bellatrix’s 2016 strategic priorities, 2016 capital expenditure budget, the expectation that Bellatrix’s capital budget will sustain 2016 production estimates, commodity price risk management strategies, the expectation of management to revisit its capital budget on a continuous basis, the nature of expenditures and the method of financing thereof, anticipated liquidity of the Company and various matters that may impact such liquidity, expected 2016 production expenses, general and administrative expenses, royalty rates and operating costs, expected costs to satisfy drilling commitments and method of funding drilling commitments, commodity prices and expected volatility thereof, estimated amount and timing of incurring decommissioning liabilities, estimated capital expenditures and wells to be drilled under joint venture agreements, the ability to fund the 2016 capital expenditure program utilizing various available sources of capital, expected 2016 production volumes, average daily production and exit rate, Bellatrix’s expected share of capital cost for Phase II of the Alder Flats Plant timing of redetermination of borrowing base, plans for additional facilities and infrastructure and timing and effects thereof, expected timing of expenditure of funds under the CNOR Joint Venture, Bellatrix’s ability to renew its Shelf Prospectus and the timing thereof, and the expectation that reduced service costs may provide further benefits in 2016, may constitute forward-looking statements under applicable securities laws. To the extent that any forward-looking information contained herein constitute a financial outlook, they were approved by management on March 15, 2016 and are included herein to provide readers with an understanding of the anticipated funds available to Bellatrix to fund its operations and readers are cautioned that the information may not be appropriate for other purposes. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals, actions taken by the Company's lenders that reduce the Company's available credit and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix’s future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix’s operations and financial results are included in reports on file with Canadian and United States securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix’s website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

4

The reader is further cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. Estimating reserves is also critical to several accounting estimates and requires judgments and decisions based upon available geological, geophysical, engineering and economic data. These estimates may change, having either a negative or positive effect on net earnings as further information becomes available, and as the economic environment changes.

Overview and Description of the Business

Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) is a publicly traded Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan.

Common shares of Bellatrix trade on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”) under the symbol “BXE”.

Fourth Quarter 2015 and Annual 2015 Activities

Following 2014, the most active year in the Company’s history, in 2015 Bellatrix focused on and achieved four primary objectives. First, Bellatrix completed construction of and commissioned Phase 1 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep cut gas plant in the Alder Flats area of Alberta (the “Alder Flats Plant”). Second, Bellatrix focused its development activities on its Spirit River liquids-rich natural gas play using promoted capital available through its strategic joint ventures. Third, Bellatrix successfully achieved material reductions in capital costs, general and administrative (“G&A”) costs and operating costs. Fourth, in response to the continued decline in commodity prices, Bellatrix worked proactively with its lenders to amend, and then remove, certain financial covenants contained in the agreement governing the Company’s revolving Credit Facilities (as defined below), and diversified the Company’s balance sheet through the issuance of US$250 million of Senior Notes (as defined below) maturing in 2020. All of these activities are intended to maximize long term shareholder value, and to position the Company to take advantage opportunities as commodity prices stabilize and begin to recover.

Despite a 15% reduction in average realized commodity prices in the fourth quarter relative to the first nine months of 2015, Bellatrix generated fourth quarter 2015 funds flow from operations of $29.7 million. Bellatrix achieved record low operating costs of $6.87/boe, record low net G&A costs of $1.18/boe and low royalty costs of $0.86/boe (5% of sales after transportation expenses). For the second consecutive quarter, Bellatrix underspent cash flow, utilizing free cash flow generated from operations and approximately $5.1 million from a minor asset disposition to reduce bank debt and working capital deficit by $17.1 million in the fourth quarter. During the second half of 2015, Bellatrix reduced its bank debt and working capital deficit by $31.8 million compared with June 30, 2015 balances, while efficaciously sustaining total corporate production. Fourth quarter 2015 average production of 40,705 boe/d represented a 1% increase over third quarter 2015 production levels which was achieved despite drilling only 2.3 net wells during the fourth quarter, demonstrating the robust capital efficiencies of the Company’s Spirit River liquids-rich natural gas play.

5

Bellatrix exited 2015 with a liquidity position of approximately $200 million (excluding letters of credit) of undrawn capacity on the Company’s $540 million bank Credit Facilities. In addition, the Company maintains an active risk management program with approximately 50% of forecast gross natural gas volumes (approximately 55% of forecast natural gas volumes net of royalties) hedged at an average fixed price of approximately $3.08/mcf in calendar 2016, based on the mid-point of first half 2016 average production guidance of 39,000 boe/d.

Bellatrix strives to ensure the Company’s business practices are conducted safely and responsibly, fourth quarter results were achieved with zero reportable lost time incidents. The Company’s provincial compliance rating with the Alberta Energy Regulator (“AER”) in the fourth quarter was 100% satisfactory, compared to the industry compliance level of 78%. Also in the fourth quarter Bellatrix seamlessly went live with a new Health, Safety and Environmental inspection and audit system which has been fully integrated into the business and will be a powerful tool for continuous improvement into the future. Safe and responsible development and continuous process improvement are guiding principles of Bellatrix’s business.

CONTINUED CAPITAL AND OPERATING COST REDUCTIONS AND ENDURED EFFICIENCY GAINS

Capital cost reductions and operational optimization efforts in the fourth quarter of 2015 continued to build on the positive momentum established through the first nine months of the year. Capital cost reduction initiatives across drilling, completion, equipping and tie-in activities such as redesigned drilling parameters that have reduced average days on lease location, using monobore well configurations where practical, reduced temporary production tie-ins, minimized lease sizes, plus the impact from competitive pricing of services have all combined to reduce total well costs through 2015 and into 2016. Average drill, complete, equip and tie-in costs for the Spirit River program in the second half of 2015 averaged less than $4.0 million per well, and average well productivity in the fourth quarter met the Company’s type curve expectations, further validating Bellatrix’s estimated average IP365 capital efficiency for production additions of under $8,000/boe/d during the year. The current inventory of 382 net drilling locations in the Spirit River play is expected to provide over 20 years of future development drilling opportunities from this low supply cost and profitable liquids-rich natural gas play based on the current pace of development.

Bellatrix reduced operating costs to $6.87/boe in the fourth quarter of 2015 as a result of continued cost reduction efforts in the field, and anchored by optimized throughput at the Alder Flats Plant. The Company plans to invest in the Phase 2 expansion of the Alder Flats Plant over the next two years, doubling the gross sales capacity of the Alder Flats Plant to 220 MMcf/d, which is expected to be completed in the first half of 2018. Upon completion of Phase 2, Bellatrix anticipates further structural reductions to its operating cost profile.

Continued reductions in net G&A costs (after capitalized costs and recoveries) were achieved in the fourth quarter, down 12% to $1.18/boe compared with $1.34/boe in the third quarter of 2015. The G&A reduction is more apparent on a year over year basis as fourth quarter 2015 net G&A costs represent an approximate 50% reduction compared to the $2.33/boe costs in the fourth quarter of 2014, and was attained despite lower capital activity levels year over year and the resulting lower G&A recoveries from partners. On a gross basis, full year G&A costs were reduced by 22% or $12.2 million compared with the same period in 2014.

Royalty rates compressed materially in the fourth quarter of 2015, averaging 5% due to a combination of lower commodity prices and increased gas cost allowance (“GCA”) credits associated with infrastructure and facilities investments made by Bellatrix.

Transportation costs in the fourth quarter averaged $0.72/boe, a reduction of 46% from third quarter 2015 levels. Reduced transportation expenditures incorporate lower trucking fees as infrastructure investments in pipelines have provided a lower cost transportation route for natural gas liquids and condensate produced and processed at the Alder Flats Plant.

Fourth quarter total cash costs from operating costs, royalties, net G&A, and transportation expenses totaled $9.63/boe, representing a sequential 18% improvement over comparable third quarter 2015 total cash costs, and a 47% improvement compared with fourth quarter 2014 levels.

6

2015 Guidance and Results

Bellatrix is pleased to have delivered on all key operational performance metrics in 2015 relative to guidance. Full year 2015 average production of 41,441 boe/d met the high end of the Company’s guidance range with full year net capital spending of $158.6 million. Bellatrix delivered full year average operating costs of $7.86/boe, representing a 9% improvement over 2014 full year average operating costs and 5% better than full year guidance. Net G&A costs of $1.55/boe in 2015 represented a 15% improvement over 2014 average net G&A costs and 6% below guidance.

2015 Actual Performance versus Guidance

	2015 Results	2015 Guidance	Actual Versus Guidance
Average daily production (boe/d)
Low range	41,441	40,500	+2%
High range	41,441	41,500	-
Average product mix
Crude oil, condensate and NGLs (%)	29	30	-1%
Natural gas (%)	71	70	+1%
Capital spending ($ millions) (1)	159	160	-1%
Expenses ($/boe)
Production	7.86	8.25	-5%
General and administrative (“G&A”) (2)	1.55	1.65	-6%

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

(2) G&A expenses are after capitalized G&A and recoveries.

The Alder Flats Plant averaged 103% capacity utilization in the fourth quarter of 2015. Through its first two full quarters of operation, the Alder Flats Plant has averaged 101% capacity utilization, establishing the Alder Flats Plant as an efficient and reliable addition to the Company’s strategic infrastructure within the greater Ferrier core area. The Alder Flats Plant provides Bellatrix with a competitive advantage, not only from an operating cost perspective, but by providing Bellatrix the capability to re-direct additional volumes through the Alder Flats Plant during periods of third party facility downtime thus mitigating potential adverse effects on the Company’s production volumes.

7

FOURTH QUARTER AND ANNUAL 2015 HIGHLIGHTS

	Three months ended December 31,		Year ended December 31,
	2015	2014	2015	2014
SELECTED FINANCIAL RESULTS
(CDN$000s except share and per share amounts)
Total revenue (2)	72,125	130,160	333,318	583,467
Funds flow from operations (3)	29,653	61,757	109,485	270,753
Per basic share (6)	$0.15	$0.32	$0.57	$1.48
Per diluted share (6)	$0.15	$0.32	$0.57	$1.46
Cash flow from operating activities	42,033	90,459	103,075	294,828
Per basic share (6)	$0.22	$0.47	$0.54	$1.61
Per diluted share (6)	$0.22	$0.47	$0.54	$1.59
Adjusted net profit (loss) (5)	(8,587)	58,982	(53,244)	158,533
Per basic share (6)	$(0.04)	$0.31	$(0.28)	$0.87
Per diluted share (6)	$(0.04)	$0.31	$(0.28)	$0.86
Net profit (loss)	(356,631)	54,830	(444,208)	163,123
Per basic share (6)	$(1.86)	$0.29	$(2.31)	$0.89
Per diluted share (6)	$(1.86)	$0.29	$(2.31)	$0.88
Capital – exploration and development	16,775	81,873	155,151	504,467
Capital – corporate assets	153	3,346	3,440	11,163
Property acquisitions	287	148,857	1,036	176,428
Capital expenditures – cash	17,215	234,076	159,627	692,058
Property dispositions – cash	(5,129)	(1,435)	(15,436)	(9,809)
Total net capital expenditures – cash	12,086	232,641	144,191	682,249
Other non-cash items	2,594	64,612	8,613	88,616
Total capital expenditures – net (5)	14,680	297,253	152,804	770,865
Bank debt	340,743	549,792	340,743	549,792
Senior Notes	332,024	-	332,024	-
Adjusted working capital deficiency (4)	44,878	87,934	44,878	87,934
Total net debt (4)	717,645	637,726	717,645	637,726
Total assets	1,703,212	2,213,485	1,703,212	2,213,485
Total shareholders’ equity	810,572	1,248,317	810,572	1,248,317

8

SELECTED OPERATING RESULTS		Three months ended December 31,		Year ended December 31,
		2015	2014	2015	2014
Average daily sales volumes
Crude oil, condensate and NGLs	(bbl/d)	11,884	13,204	11,998	12,469
Natural gas	(mcf/d)	172,923	178,443	176,658	153,575
Total oil equivalent	(boe/d) (4)	40,705	42,945	41,441	38,065
Average realized prices
Crude oil and condensate	($/bbl)	48.76	71.92	54.34	91.41
Crude oil and condensate (including risk management (1))	($/bbl)	58.67	86.96	58.76	86.81
NGLs (excluding condensate)	($/bbl)	12.99	31.26	14.16	42.74
Crude oil, condensate and NGLs	($/bbl)	25.88	50.17	30.41	67.47
Natural gas	($/mcf)	2.66	4.01	2.95	4.77
Natural gas (including risk management (1))	($/mcf)	2.75	4.08	2.94	4.39
Total oil equivalent	($/boe) (4)	18.85	32.07	21.37	41.33
Total oil equivalent (including risk management (1))	($/boe) (4)	20.26	34.51	21.85	39.03

Net wells drilled		2.3	7.1	13.7	59.1
Selected Key Operating Statistics
Operating netback (5)	($/boe) (4)	10.80	17.00	10.83	25.00
Operating netback (5) (including risk management (1))	($/boe) (4)	12.21	19.43	11.30	22.70
Transportation	($/boe) (4)	0.72	1.05	1.13	1.17
Production expenses	($/boe) (4)	6.87	9.57	7.86	8.64
General & administrative	($/boe) (4)	1.18	2.33	1.55	1.83
Royalties as a % of sales (after transportation)		5%	17%	11%	18%
COMMON SHARES
Common shares outstanding		191,963,910	191,950,576	191,963,910	191,950,576
Share options outstanding		12,846,332	10,913,337	12,846,332	10,913,337
Fully diluted common shares outstanding		204,810,242	202,863,913	204,810,242	202,863,913
Weighted average shares (6)		191,963,910	191,579,631	191,960,312	184,947,822
SHARE TRADING STATISTICS
TSX and Other (7)
(CDN$, except volumes) based on intra-day trading
High		2.92	7.03	4.47	11.65
Low		1.30	3.45	1.30	3.45
Close		1.64	4.23	1.64	4.23
Average daily volume		1,233,615	3,166,506	1,911,812	2,683,578
NYSE
(US$, except volumes) based on intra-day trading
High		2.25	6.28	3.81	10.70
Low		0.94	2.97	0.94	2.97
Close		1.21	3.64	1.21	3.64
Average daily volume		1,160,457	547,564	892,215	384,007

(1) The Company has entered into various commodity price risk management contracts which are considered to be economic hedges. Per unit metrics after risk management include only the realized portion of gains or losses on commodity contracts. The Company does not apply hedge accounting to these contracts. As such, these contracts are revalued to fair value at the end of each reporting date. This results in recognition of unrealized gains or losses over the term of these contracts which is reflected each reporting period until these contracts are settled, at which time realized gains or losses are recorded. These unrealized gains or losses on commodity contracts are not included for purposes of per unit metrics calculations disclosed.

9

(2) Total revenue is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total revenue may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total revenue includes petroleum and natural gas sales and other income, and excludes commodity price risk management. Management believes this measure is a useful supplementary measure of the revenue generated by the Company.

(3) The term funds flow from operations is a non-GAAP measure which should not be considered an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to the additional non-GAAP measures of funds flow from operations, or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found in the MD&A. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

(4) Total net debt is considered to be a non-GAAP measure. Therefore reference to the non-GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation and deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding current commodity contract assets and liabilities, current finance lease obligation, and current deferred lease inducements. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found in this MD&A.

(5) Operating netbacks, adjusted net profit (loss), and total capital expenditures – net are considered non-GAAP measures. Operating netbacks are calculated by subtracting royalties, transportation, and operating costs from total revenue. Adjusted net profit (loss) is calculated by excluding from net profit (loss) unrealized gains and losses on commodity contracts, unrealized gains and losses on foreign exchange, non-cash one time charges and non-cash impairments net of associated tax impacts. The detailed calculations of adjusted net profit (loss) are found in the MD&A. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation. The detailed calculations of operating netbacks are found in the MD&A.

(6) Basic weighted average shares for the three months and year ended December 31, 2015 were 191,963,910 (2014: 191,579,631) and 191,960,312 (2014:183,216,536), respectively.

In computing weighted average diluted profit (loss) per share, weighted average diluted cash flow from operating activities per share, and weighted average diluted funds flow from operations per share for the three months and year ended December 31, 2015, a total of nil (2014: nil), and nil (2014: 1,731,286) common shares were added to the denominator as a consequence of applying the treasury stock method to the Company’s outstanding share options, resulting in diluted weighted average common shares of 191,963,910 (2014: 191,579,631), and 191,960,312 (2014: 184,947,822), respectively.

(7) TSX and Other includes the trading statistics for the TSX and other Canadian trading markets.

2015 Fourth Quarter and Annual 2015 Financial and Operational Results

SALES VOLUMES

Fourth quarter 2015 average production volumes of 40,705 boe/d represented a 1% increase over third quarter 2015 production levels of 40,277 boe/d. Sales volumes for the three months ended December 31, 2015 decreased by 5% to an average of 40,705 boe/d compared to 42,945 boe/d in the fourth quarter of 2014. The decrease in total sales volumes between the three month periods ended December 31, 2014 and 2015 was primarily a result of a significant number of the Company’s wells from the third quarter of 2014 drilling program being tied-in during fourth quarter of 2014 combined with a reduced capital program and drilling activity in 2015 as a result of the continued low commodity price environment. Total crude oil, condensate and natural gas liquids (“NGLs”) averaged 29% of sales volumes for the fourth quarter of 2015 compared to 31% in the same period in 2014.

Sales volumes for the year ended December 31, 2015 increased by 9% to an average of 41,441 boe/d compared to 38,065 boe/d in the 2014 year. The increase in total sales volumes between the 2014 and 2015 years was a result of Bellatrix’s ongoing successful drilling activity in the Spirit River resource plays, proactive management of firm service agreements and Bellatrix’s infrastructure providing flexibility to maintain production levels during periods of industry-wide constraints. The increase in sales volumes between the periods was also attributable in part to the utilization of capital under the Grafton Joint Venture and the Troika Joint Venture as Bellatrix was able to accelerate and expand its drilling activity through these joint venture arrangements in 2014 and throughout 2015. For the year ended December 31, 2015, Bellatrix successfully drilled 27 gross (13.7 net) wells. Total crude oil, condensate and NGLs averaged approximately 29% of sales volumes for 2015, compared to 33% in 2014.

10

Sales Volumes

		Three months ended December 31,		Year ended December 31,
		2015	2014	2015	2014
Crude oil and condensate	(bbl/d)	4,281	6,139	4,853	6,336
NGLs (excluding condensate)	(bbl/d)	7,603	7,065	7,145	6,133
Total crude oil, condensate and NGLs	(bbl/d)	11,884	13,204	11,998	12,469
Natural gas	(mcf/d)	172,923	178,443	176,658	153,575
Total sales volumes (6:1 conversion)	(boe/d)	40,705	42,945	41,441	38,065

During 2015, the industry experienced system-wide curtailment of interruptible and firm service transportation on the primary Alberta gas transmission system due to ongoing pipeline integrity management work and maintenance. There were also more specific curtailments at certain facilities utilized by Bellatrix. In spite of these system constraints, Bellatrix has been able to maintain production levels in line with guidance through proactive management of Bellatrix’s firm capacity on the Alberta NGTL system and through utilization of Bellatrix’s infrastructure that provided flexibility to redirect volumes to facilities and delivery points which had not been affected.

Crude oil, condensate and NGL sales volumes decreased by 10% in the fourth quarter of 2015, averaging 11,884 bbl/d compared to 13,204 bbl/d in the same period in 2014. Crude oil, condensate and NGL sales volumes decreased by 4% in the year ended December 31, 2015 averaging 11,998 bbl/d compared to 12,469 bbl/d in the same period of 2014.

Sales of natural gas averaged 172.9 MMcf/d during the three months ended December 31, 2015, compared to 178.4 MMcf/d in the same period in 2014, a decrease of 3%. Natural gas sales volumes increased 15% to 176.7 MMcf/d during the year ended December 31, 2015 compared to 153.6 MMcf/d in the same period in 2014 as the Company focused drilling activity on the Spirit River liquids-rich natural gas play.

DRILLING ACTIVITY

	Three months ended December 31, 2015			Three months ended December 31, 2014
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	-	-	-	3	2.0	100%
Spirit River liquids-rich natural gas	5	2.3	100%	7	3.8	100%
Cardium natural gas	-	-	-	2	1.3	100%
Total	5	2.3	100%	12	7.1	100%

DRILLING ACTIVITY

	Year ended December 31, 2015			Year ended December 31, 2014
	Gross	Net	Success Rate	Gross	Net	Success Rate
Cardium oil	3	1.3	100%	63	36.4	100%
Spirit River liquids-rich natural gas	24	12.4	100%	34	16.2	100%
Cardium natural gas	-	-	-	13	6.5	100%
Total	27	13.7	100%	110	59.1	100%

During the fourth quarter of 2015, Bellatrix drilled and/or participated in 5 gross (2.3 net) Spirit River liquids-rich gas wells. Drilling activity was curtailed in the fourth quarter of 2015 in response to the volatile and challenging commodity price environment as the Company continued to focus on maintaining financial strength and liquidity as well as optimization of capital investments. In the year ended December 31, 2015, Bellatrix posted a 100% success rate, drilling and/or participating in 27 gross (13.7 net) wells, consisting of 3 gross (1.3 net) Cardium oil wells and 24 gross (12.4 net) Spirit River liquids-rich gas wells. Bellatrix’s drilling activity in 2015 was weighted 11% towards oil wells, and 89% towards natural gas wells. One operated Cardium oil well drilled in the 2015 was included under the Troika Joint Venture program and nineteen operated Spirit River liquids-rich gas wells were drilled under the Grafton Joint Venture. The Company shifted its drilling focus in 2015 primarily to liquids-rich natural gas wells in the Spirit River play in response to ongoing suppressed oil prices in the global market, the prolific nature of the Spirit River play and to take advantage of processing capacity at the newly commissioned Alder Flats Plant. Bellatrix continues to plan to access up to $42 million of partner capital to drill wells under the Grafton Joint Venture in 2016.

11

By comparison, during the fourth quarter of 2014, Bellatrix drilled and/or participated in 12 gross (7.1 net) wells, consisting of 3 gross (2.0 net) Cardium light oil horizontal wells, 7 gross (3.8 net) Spirit River liquids-rich gas wells and 2 gross (1.3 net) Cardium gas wells. Bellatrix’s drilling activity in the fourth quarter of 2014 was weighted 25% towards oil wells and 75% towards gas wells. During the year ended December 31, 2014, Bellatrix drilled and/or participated in 110 gross (59.1 net) wells, consisting of 63 gross (36.4 net) Cardium light oil horizontal wells, 34 gross (16.2 net) Spirit River liquids-rich gas wells, and 13 gross (6.5 net) Cardium gas wells. Bellatrix’s drilling activity in 2014 was weighted 57% towards oil wells and 43% towards natural gas wells.

Bellatrix’s strategic priority remains focused on maintaining financial strength and liquidity as well as on profitable resource development in 2016. A net capital budget to not exceed $46 million has been set for first half 2016. Despite the reduction in capital expenditures, the net capital budget is expected to sustain production at approximately 39,000 boe/d (+/- 500 boe/d).

COMMODITY PRICES

Average Commodity Prices

	Three months ended December 31,			Year ended December 31,
	2015	2014	% Change	2015	2014	% Change

Exchange rate (CDN$/US$1.00)	1.3347	1.1361	17	1.2764	1.1045	16

Crude oil:
WTI (US$/bbl)	42.16	73.20	(42)	48.76	92.21	(47)
Canadian Light crude blend ($/bbl)	52.55	74.37	(29)	57.45	93.99	(39)
Bellatrix’s average realized prices ($/bbl)
Crude oil and condensate	48.76	71.92	(32)	54.34	91.41	(41)
NGLs (excluding condensate)	12.99	31.26	(58)	14.16	42.74	(67)
Total crude oil and NGLs	25.88	50.17	(48)	30.41	67.47	(55)
Total crude oil and condensate (including risk management (1))	58.67	86.96	(33)	58.76	86.81	(32)

Natural gas:
NYMEX (US$/mmbtu)	2.23	3.83	(42)	2.63	4.26	(38)
AECO daily index (CDN$/mcf)	2.46	3.60	(32)	2.69	4.50	(40)
AECO monthly index (CDN$/mcf)	2.65	4.01	(34)	2.77	4.41	(37)
Bellatrix’s average realized price ($/mcf)	2.66	4.01	(34)	2.95	4.77	(38)
Bellatrix’s average realized price (including risk management (1)) ($/mcf)	2.75	4.08	(33)	2.94	4.39	(33)

(1) Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

The average CDN$/US$1.00 foreign exchange rate increased 17% to 1.3347 for the quarter ended December 31, 2015, from an average rate of 1.1361 in the same period of 2014 and increased by 16% to 1.2764 for the year ended December 31, 2015 from an average rate of 1.1045 in 2014. The increase was primarily the result of decreasing crude oil prices devaluing the Canadian dollar, while the relative strength of the United States economy has helped to further strengthen the United States dollar as compared to the Canadian dollar. The devaluation of the Canadian dollar relative to the United States dollar serves to partially offset the impact of lower United States dollar-denominated crude oil for Canadian producers.

12

Continuing through 2015, record global oil production from the Organization of the Petroleum Exporting Countries (“OPEC”) and non-OPEC countries continued to climb, reaching approximately 97 million barrels per day in December 2015. This increased production has oversupplied the market and led to a supply-demand imbalance in the global marketplace, which has resulted in the price deterioration for crude oil. Shale production in Canada and the United States has pushed United States oil inventories to record levels despite higher levels of refinery utilization which has put additional downward pressure on oil pricing. This pricing impact has been partially offset by the relative weakness in the Canadian dollar compared to the United States dollar and a slight narrowing of the WTI/Canadian light crude oil differential. Likewise, production of natural gas in North America has reached record levels and has more than offset increased Mexican exports and higher than expected demand for power in the United States which was primarily caused by retirements of a number of coal-fired power plants. Further impacting pricing has been a continued increase in natural gas storage levels in both Canada and the United States at the end of the injection season.

In the fourth quarter of 2015 Bellatrix realized an average price of $48.76/bbl before commodity price risk management contracts for crude oil and condensate, a decrease of 32% from the average price of $71.92/bbl received in the fourth quarter of 2014. By comparison, Canadian Light crude blend price decreased by 29% and the average WTI crude oil benchmark price decreased by 42% between the fourth quarters of 2015 and 2014. During the year ended December 31, 2015, Bellatrix realized an average price for crude oil and condensate of $54.34/bbl before commodity price risk management contracts, a decrease of 41% from the average price of $91.41/bbl received in the 2014 year. By comparison Bellatrix’s realized price decreased in line with industry, the Canadian Light price decreased by 39% and the average WTI crude oil benchmark price decreased by 47% between the 2015 and 2014 years.

Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 58% to $12.99/bbl during the fourth quarter of 2015, compared to $31.26/bbl received in the 2014 period. Bellatrix’s average realized price for NGLs (excluding condensate) decreased by 67% to $14.16/bbl during the 2015 year, compared to $42.74/bbl received in the 2014 year. NGL pricing in Western Canada continues to remain challenged given individual market conditions for propane and butane products. Butane pricing has been impacted by higher product supply from key United States natural gas plays which has negatively impacted the overall supply-demand balance. Propane pricing has also been negatively impacted by supply-demand balance and logistical issues in Western Canada which has curtailed deliveries to major demand markets. Canadian inventory builds are mainly due to the reversal of the Cochin NGL line in 2014 that was a primary outlet for propane from Western Canada to Eastern Canada and United States markets. Late in 2015, realized propane prices improved as seasonal demand had risen in key markets.

Natural gas prices declined during the fourth quarter of 2015 as the year-over-year storage levels continued to build due to growing production and warmer weather reducing normal seasonal demand. Bellatrix’s natural gas sales are priced with reference to the daily or monthly AECO indices. Bellatrix’s natural gas sold has a higher heat content than the industry average, which results in slightly higher realized prices per mcf than the AECO daily index. During the fourth quarter of 2015, the AECO daily reference price decreased by 32% and the AECO monthly reference price decreased by approximately 34% compared to the fourth quarter of 2014. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the fourth quarter of 2015 decreased by 34% to $2.66/mcf compared to $4.01/mcf in the same period in 2014. Bellatrix’s natural gas average price after including commodity price risk management contracts for the three months ended December 31, 2015 averaged $2.75/mcf compared to $4.08/mcf in the comparative 2014 period. During the year ended December 31, 2015, the AECO daily reference price decreased by 40% and the AECO monthly reference price decreased by approximately 37% compared to the 2014 year. Bellatrix’s natural gas average sales price before commodity price risk management contracts for the 2015 year decreased by 38% to $2.95/mcf compared to $4.77/mcf in 2014. Bellatrix’s natural gas average price after including commodity price risk management contracts for the year ended December 31, 2015 averaged $2.94/mcf compared to $4.39/mcf in 2014. In 2016, natural gas pricing has continued to experience weakness as a result of a relatively mild winter in major regions of North American to date and continued strong supply.

REVENUE

Total revenue of $72.1 million for the three months ended December 31, 2015 decreased by 45% compared to $130.2 million realized in the fourth quarter of 2014. The lower realized total revenue in the fourth quarter of 2015 compared to 2014 was primarily attributable to significantly lower realized commodity pricing for light oil, condensate, natural gas and NGLs. Further contributing to the decrease in total revenue was a 5% decrease in sales volumes resulting from lower drilling activity in the fourth quarter of 2015 compared to the same period of 2014. Bellatrix’s total revenue was $333.3 million for the year ended December 31, 2015, a decrease of 43% compared to $583.5 million realized in the year ended December 31, 2014. In the 2015 year, Bellatrix realized lower light oil, condensate, natural gas, and NGL revenues due primarily to significantly decreased realized average commodity prices in the 2015 period compared to the same period in 2014, which were partially offset by a 9% increase in sales volumes between periods, resulting primarily from Bellatrix’s successful drilling activity throughout 2015.

13

Crude oil and NGLs revenue before other income, royalties and commodity price risk management contracts for the three months ended December 31, 2015 decreased by 54% to $28.3 million from $60.9 million realized during the same period in 2014. The decrease in revenue realized between the periods was the result of a 10% decrease in sales volumes and significantly reduced realized crude oil, condensate, and NGL prices when compared to the fourth quarter of 2014. For the 2015 year, Bellatrix realized crude oil, condensate and NGLs revenue before other income, royalties and commodity price risk management contracts of $133.2 million, a 57% decrease from $307.1 million realized during 2014. The decrease in realized revenue between the years was the result of significantly weaker average crude oil and NGL prices, when compared to 2014 as well as a 4% decrease in sales volumes as Bellatrix realized higher natural gas weighted production volumes resulting from the shift in capital activity to the liquids-rich natural gas Spirit River play.

For the three months and year ended December 31, 2015, total crude oil, condensate and NGL revenues contributed 40% and 41% of petroleum and natural gas sales, respectively, compared to 48% and 53% in the comparable 2014 periods.

Natural gas revenue before other income, royalties and commodity price risk management contracts decreased by 36% in the fourth quarter of 2015 to $42.3 million from $65.8 million during the same period in 2014. This was a result of a 34% decrease in realized natural gas prices before risk management in conjunction with a 3% decrease in sales volumes between the periods. For the year ended December 31, 2015, natural gas revenue before other income, royalties and commodity price risk management contracts was $190.1 million, a decrease of 29% from $267.2 million realized in the 2014 year. The decrease in realized revenue was attributable to a 38% decrease in realized natural gas prices before risk management, partially offset by a 15% increase in sales volumes between the 2015 and 2014 years as the Company continued to execute on the focused capital investments in the Spirit River play.

Revenue

	Three months ended December 31,		Year ended December 31,
($000s)	2015	2014	2015	2014
Crude oil and condensate	19,203	40,621	96,260	211,395
NGLs (excluding condensate)	9,087	20,319	36,929	95,673
Crude oil and NGLs	28,290	60,940	133,189	307,068
Natural gas	42,304	65,756	190,123	267,185
Petroleum and natural gas sales	70,594	126,696	323,312	574,253
Other income (1)	1,531	3,464	10,006	9,214
Total revenue	72,125	130,160	333,318	583,467

(1) Other income primarily consists of processing and other third party income.

COMMODITY PRICE RISK MANAGEMENT

The Company has a formal commodity price risk management policy which permits management to use specified price risk management strategies including fixed price contracts, collars, and the purchase of floor price options and other derivative financial instruments and physical delivery sales contracts to reduce the impact of price volatility for a maximum of twenty four months beyond the transaction date. The program is designed to provide price protection on a portion of the Company’s future production in the event of adverse commodity price movement, while retaining significant exposure to upside price movements. By doing this, the Company seeks to provide a measure of stability to funds flow from operations, as well as to ensure Bellatrix realizes positive economic returns from its capital development and acquisition activities. The Company plans to continue its commodity price risk management strategies focusing on maintaining sufficient cash flow to fund Bellatrix’s capital expenditure program. Any remaining production is realized at market prices.

14

As at December 31, 2015, the Company has entered into commodity price risk management arrangements as follows:

Natural gas fixed price arrangements

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	January 1, 2016 to December 31, 2016	50,000 GJ/d	$3.00 CDN	$3.00 CDN	AECO
Natural gas fixed	April 1, 2016 to October 31, 2016	9,000 GJ/d	$2.20 CDN	$2.20 CDN	AECO
Natural gas fixed	January 1, 2017 to December 31, 2017	50,000 GJ/d	$3.00 CDN	$3.00 CDN	AECO

Natural gas swap arrangements

Average Volumes (GJ/d) / Average Price ($/GJ)

Product	Financial Contract	Period	Volume	Average Price
Natural gas	AECO basis swap	January 1, 2016 to December 31, 2016	50,115	US$0.67
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	50,115	US$0.68

Crude oil swap arrangements

Average Volumes (bbl/d) / Average Price ($/bbl WTI)

Product	Financial Contract (1)	Period	Volume	Average Price
Crude oil	WTI basis swap	January 1, 2016 to September 30, 2016	500	US$4.05
Crude oil	WTI basis swap	January 1, 2016 to December 31, 2016	1,500	US$4.05

(1) Settled on the monthly average Mixed Sweet Blend (“MSW”) Differential to WTI. The MSW differential refers to the discount between WTI and the mixed sweet crude grade at Edmonton, calculated on a monthly weighted average basis.

Subsequent to December 31, 2015, the Company entered into the following fixed commodity price risk management contracts:

Type	Period	Volume	Price Floor	Price Ceiling	Index
Natural gas fixed	February 1, 2016 to December 31, 2016	30,000 GJ/d	$2.38 CDN	$2.38 CDN	AECO
Natural gas fixed	March 1, 2016 to December 31, 2016	10,000 GJ/d	$2.14 CDN	$2.14 CDN	AECO
Natural gas fixed	January 1, 2017 to December 31, 2017	12,220 GJ/d	$2.71 CDN	$2.71 CDN	AECO

The Company collapsed natural gas AECO basis swaps for the period April 1, 2016 to October 31, 2016. As at March 16, 2016, Bellatrix had entered into the following natural gas swap arrangements:

Average Volumes (GJ/d) / Average Price ($/GJ)

Product	Financial Contract	Period	Volume	Average Price
Natural gas	AECO basis swap	January 1, 2016 to March 31, 2016	50,115	US$0.67
Natural gas	AECO basis swap	November 1, 2016 to December 31, 2016	50,115	US$0.67
Natural gas	AECO basis swap	January 1, 2017 to December 31, 2017	45,895	US$0.68

There were no changes to the Company’s crude oil swap arrangements subsequent to December 31, 2015.

When the Company has outstanding commodity price risk management contracts at a reporting date, the fair value, or mark-to-market value, of these contracts reflected in its financial statements as an unrealized asset or liability is based on the estimated amount that would have been received or paid to settle the contracts as at the reporting date and would differ from what would eventually be realized. Changes in the fair value of the commodity contracts are recognized in the Company’s Consolidated Statements of Comprehensive Income (Loss) within the financial statements.

The following are summaries of the gain (loss) on commodity price risk management contracts for the three months ended December 31, 2015 and 2014:

Commodity contracts

Three months ended December 31, 2015
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain on contracts	3,903	1,377	5,280
Unrealized gain (loss) on contracts (1)	(2,595)	9,118	6,523
Total gain on commodity contracts	1,308	10,495	11,803

15

Commodity contracts

Three months ended December 31, 2014
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain on contracts	8,491	1,148	9,639
Unrealized gain on contracts (1)	1,752	3,525	5,277
Total gain on commodity contracts	10,243	4,673	14,916

The following are summaries of the gain (loss) on commodity price risk management contracts for years ended December 31, 2015 and 2014:

Commodity contracts

Year ended December 31, 2015
($000s)	Crude Oil	Natural Gas	Total
Realized cash gain (loss) on contracts	7,836	(652)	7,184
Unrealized gain (loss) on contracts (1)	(390)	13,332	12,942
Total gain on commodity contracts	7,446	12,680	20,126

Commodity contracts

Year ended December 31, 2014
($000s)	Crude Oil	Natural Gas	Total
Realized cash (loss) on contracts	(10,620)	(21,371)	(31,991)
Unrealized gain on contracts (1)	11,411	5,522	16,933
Total gain (loss) on commodity contracts	791	(15,849)	(15,058)

(1) Unrealized gain (loss) on commodity contracts represents non-cash adjustments for changes in the fair value of these contracts during the period.

ROYALTIES

Bellatrix pays royalties to the respective provincial governments and landowners in British Columbia, Alberta and Saskatchewan in which it operates. Each province that Bellatrix operates in has established a separate and distinct royalty regime which impacts Bellatrix’s average corporate royalty rate. The Company’s royalties are primarily paid in the province of Alberta. In Alberta, crown royalty rates are based on reference commodity prices, production levels and well depths and are offset by certain incentive programs, which usually have a finite period of time and are in place to promote drilling activity by reducing overall royalty expense.

In the fourth quarter of 2015, the Company incurred $3.2 million in royalties, compared to $21.0 million in the fourth quarter of 2014. As a percentage of petroleum and natural gas sales revenue (after transportation costs), royalties were 5% in the three months ended December 31, 2015, compared to 17% in the comparative 2014 period. For the year ended December 31, 2015, royalties incurred totaled $33.5 million compared to $99.8 million incurred in the 2014 year. Overall royalties as a percentage of revenue (after transportation costs) in 2015 were 11% compared with 18% in 2014.

Lower average corporate royalty rates period over period include the impact from lower commodity prices reflecting the “sliding scale” effect included in the Alberta Royalty Framework and production mix as well as increased gas cost allowance credits mainly associated with significant infrastructure and facilities investments by the Company over the past three years. The gas cost allowance credits have also increased as a result of the growth in custom processing from the Alder Flats Plant that was commissioned in the second quarter of 2015. In the fourth quarter of 2015 adjustments to Crown royalty credits of $0.43/boe were recorded.

16

Royalties by Commodity Type

	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2015	2014	2015	2014
Crude oil, condensate, and NGLs	3,221	14,752	26,513	66,128
$/bbl	2.95	12.14	6.05	14.53
Average crude oil, condensate and NGLs royalty rate (%)	11	25	20	22

Natural Gas	14	6,297	6,941	33,695
$/mcf	-	0.38	0.11	0.60
Average natural gas royalty rate (%)	-	10	4	13

Total	3,235	21,049	33,454	99,823
Total $/boe	0.86	5.33	2.21	7.18
Average total royalty rate (%)	5	17	11	18

Royalties by Type

	Three months ended December 31,		Year ended December 31,
($000s)	2015	2014	2015	2014
Crown royalties	(1,854)	8,294	8,140	35,507
IOGC royalties	4,279	3,564	9,981	18,699
Freehold & GORR	810	9,191	15,333	45,617
Total	3,235	21,049	33,454	99,823

The Company’s light crude oil, condensate, NGLs, and natural gas royalties are impacted by lower royalties on more recent wells in their early years of production under the Alberta New Well Royalty Rate program and the Natural Gas Deep Drilling royalty incentive program, offset in-part by wells drilled on Ferrier lands with higher combined Indian Oil and Gas Canada (“IOGC”) royalty and gross overriding royalty (“GORR”) rates.

Subsequent to year end, the Government of Alberta completed its oil and gas royalty review, and announced a new Modernized Royalty Framework (“MRF”) which included, for conventional activity, no changes to the royalty structure for wells drilled prior to 2017 for a 10-year period from the MRF implementation date. Further information from the Government of Alberta is scheduled to be provided by March 31, 2016. The impact on future investment decisions cannot be fully understood until the details are released.

EXPENSES

	Three months ended December 31,		Year ended December 31,
($000s)	2015	2014	2015	2014
Production	25,729	37,824	118,880	120,072
Transportation	2,703	4,141	17,146	16,259
Royalties	3,235	21,049	33,454	99,823
General and administrative	4,402	9,207	23,372	25,371
Interest and financing charges (1)	11,998	5,821	40,033	19,198
Share-based compensation	599	(1,503)	3,581	3,673

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

EXPENSES PER BOE

	Three months ended December 31,		Year ended December 31,
($/boe)	2015	2014	2015	2014
Production	6.87	9.57	7.86	8.64
Transportation	0.72	1.05	1.13	1.17
Royalties	0.86	5.33	2.21	7.18
General and administrative	1.18	2.33	1.55	1.83
Interest and financing charges (1)	3.20	1.47	2.65	1.38
Share-based compensation	0.16	(0.38)	0.24	0.26

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

17

PRODUCTION EXPENSES

Production expenses for the three months and year ended December 31, 2015 totaled $25.7 million ($6.87/boe) and $118.9 million ($7.86/boe) compared to $37.8 million ($9.57/boe) and $120.1 million ($8.64/boe) in the comparative 2014 periods, respectively. The decrease in production expense on a per-boe basis between the fourth quarter and year ended December 31, 2015 and the comparative periods in 2014 was primarily attributable to cost reductions realized from the Company’s investment in the Alder Flats Plant which reduced the sales volume flowing to higher cost structured third-party facilities, as well as increased operational efficiencies, field optimization work and increased competitive pricing of contract services.

Bellatrix is targeting production expenses of approximately $7.25/boe in the first half of 2016, which represents a reduction on a per unit basis from the $7.86/boe production expenses incurred for the 2015 year. The lower per boe target is based upon assumptions of estimated first half 2016 average production of approximately 39,000 boe/d, continued cost containment, further field optimization work, and planned capital expenditures in producing areas which Bellatrix owns and controls the infrastructure, primarily the Alder Flats Plant, resulting in lower production expenses.

Production Expenses by Commodity Type

	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2015	2014	2015	2014
Crude oil, condensate and NGLs	7,555	11,465	34,179	38,539
$/bbl	6.91	9.44	7.80	8.47

Natural gas	18,174	26,359	84,701	81,533
$/mcf	1.14	1.61	1.31	1.45

Total Production Expenses	25,729	37,824	118,880	120,072
Total $/boe	6.87	9.57	7.86	8.64

TRANSPORTATION

Transportation expenses for the three months and year ended December 31, 2015 were $2.7 million ($0.72/boe) and $17.1 million ($1.13/boe) compared to $4.1 million ($1.05/boe) and $16.3 million ($1.17/boe) in the same periods in 2014, respectively. The decrease in transportation costs per boe in the 2015 year was due to Bellatrix completing the construction of pipeline infrastructure to transport liquids volumes from major compression facilities to processing facilities as opposed to trucking the production volumes. Additionally, in 2015 Bellatrix shifted capital activity towards the development of Spirit River liquids-rich gas wells which have lower associated transportation costs than oil wells due to increased utilization of Company owned pipeline infrastructure associated with these wells.

OPERATING NETBACK

Operating Netback – Corporate (before risk management)

	Three months ended December 31,		Year ended December 31,
($/boe)	2015	2014	2015	2014
Sales (1)	19.25	32.95	22.03	41.99
Production	(6.87)	(9.57)	(7.86)	(8.64)
Transportation	(0.72)	(1.05)	(1.13)	(1.17)
Royalties	(0.86)	(5.33)	(2.21)	(7.18)
Operating netback	10.80	17.00	10.83	25.00

(1) Sales includes other income.

During the three months ended December 31, 2015, the Company’s corporate operating netback before commodity risk management contracts decreased by 36% to $10.80/boe compared to $17.00/boe in the fourth quarter of 2014. The reduced netback realized in the fourth quarter of 2015 was primarily the result of depressed average realized commodity prices, partially offset by reduced production, transportation and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the three months ended December 31, 2015 was $12.21/boe compared to $19.43/boe in the fourth quarter of 2014. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

18

For the year ended December 31, 2015, the corporate operating netback (before commodity risk management contracts) was $10.83/boe a decrease of 57% compared to $25.00/boe in the 2014 year. The decreased netback realized in 2015 was primarily the result of lower average realized combined commodity prices, partially offset by decreased production, transportation and royalty expenses. After including commodity risk management contracts, the corporate operating netback for the year ended December 31, 2015 was $11.30/boe compared to $22.70/boe in 2014. Per unit metrics including risk management include realized gains or losses on commodity contracts and exclude unrealized gains or losses on commodity contracts.

Operating Netback – Crude Oil, Condensate, and NGLs (before risk management)

	Three months ended December 31,		Year ended December 31,
($/bbl)	2015	2014	2015	2014
Sales	25.88	50.17	30.41	67.47
Production	(6.91)	(9.44)	(7.80)	(8.47)
Transportation	0.17	(0.79)	(0.87)	(1.11)
Royalties	(2.95)	(12.14)	(6.05)	(14.53)
Operating netback	16.19	27.80	15.69	43.36

Operating netback before commodity price risk management contracts for crude oil, condensate and NGLs during the fourth quarter of 2015 averaged $16.19/bbl, a decrease of 42% from the $27.80/bbl realized during the same period in 2014. The decrease between the periods was primarily a result of weaker crude oil, condensate and NGL commodity prices, partially offset by lower production expense, transportation and royalty expenses. After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the three months ended December 31, 2015 was $19.76/bbl compared to $34.79/bbl in the same period in 2014.

Operating netback for crude oil, condensate, and NGLs decreased by 64% to $15.69/bbl for the year ended December 31, 2015 from $43.36/bbl realized in the 2014 year. The lower netback was primarily attributable to lower crude oil, condensate and NGL commodity prices, partially offset by lower production, transportation and royalty expenses. After including commodity price risk management contracts, operating netback for crude oil, condensate, and NGLs for the year ended December 31, 2015 was $17.48/bbl compared to $41.03/bbl in 2014.

Operating Netback – Natural Gas (before risk management)

	Three months ended December 31,		Year ended December 31,
($/mcf)	2015	2014	2015	2014
Sales	2.66	4.01	2.95	4.77
Production	(1.14)	(1.61)	(1.31)	(1.45)
Transportation	(0.18)	(0.19)	(0.21)	(0.20)
Royalties	-	(0.38)	(0.11)	(0.60)
Operating netback	1.34	1.83	1.32	2.52

The operating netback for natural gas before commodity price risk management contracts during the fourth quarter of 2015 of $1.34/mcf was 27% lower than $1.83/mcf recorded in the same period in 2014. The reduction to the realized netback between the fourth quarters of 2014 and 2015 was driven by a decrease in natural gas prices, partially offset by reduced production, transportation and royalty expenses. After including commodity risk management contracts, operating netback for natural gas for the fourth quarter of 2015 was $1.42/mcf compared to $1.89/mcf in the same period in 2014.

For the year ended December 31, 2015, operating netback for natural gas was $1.32/mcf, a decrease of 47% from $2.52/mcf realized in 2014. The lower netback between the years reflected lower natural gas prices and was partially offset by decreased production and royalty expenses. After including commodity risk management contracts, operating netback for natural gas for the year ended December 31, 2015 was $1.31/mcf compared to $2.14/mcf in the 2014 year.

19

GENERAL AND ADMINISTRATIVE

Bellatrix incurred lower gross G&A expenses (before capitalized G&A and recoveries) in the fourth quarter and full year 2015 when compared to the same periods of 2014 by 38% and 22%, respectively, as the Company initiated numerous cost saving strategies to reduce gross G&A expenses. Net G&A expenses (after capitalized costs and recoveries) for the three months and year ended December 31, 2015 were $4.4 million ($1.18/boe) and $23.4 million ($1.55/boe) compared to $9.2 million ($2.33/boe) and $25.4 million ($1.83/boe) in the comparative 2014 periods, a decrease of 52% and 8%, respectively. The overall decrease to net G&A was primarily attributable to a decrease in gross G&A expenses as a result of significant cost saving initiatives on discretionary G&A spending, workforce reductions and compensation expenses in the last half of 2015, which more than offset reduced recoveries from partners associated with lower capital spending in 2015 as compared to 2014.

General and Administrative Expenses

	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2015	2014	2015	2014
Gross expenses	10,020	16,187	43,395	55,600
Capitalized	(2,927)	(1,548)	(9,496)	(8,458)
Recoveries	(2,691)	(5,432)	(10,527)	(21,771)
G&A expenses	4,402	9,207	23,372	25,371
G&A expenses, per unit ($/boe)	1.18	2.33	1.55	1.83

INTEREST AND FINANCING CHARGES

For the three months and year ended December 31, 2015, Bellatrix recorded $12.0 million ($3.20/boe) and $40.0 million ($2.65/boe) of interest and financing charges related to the bank debt and the US$250 million of 8.50% senior unsecured notes maturing on May 15, 2020 (“Senior Notes”), compared to $5.8 million ($1.47/boe) and $19.2 million ($1.38/boe) during the same periods in 2014.

The overall increase in interest and financing charges between the fourth quarters and years of 2014 and 2015 was mainly due to interest related to the Senior Notes which were issued in the second quarter of 2015, and higher interest charges as the Company carried a higher average debt balance during 2015.

Interest and Financing Charges (1)

	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2015	2014	2015	2014
Interest on Bank debt	4,292	5,821	21,633	19,198
Interest on Senior Notes	7,706	-	18,400	-
Interest and financing charges	11,998	5,821	40,033	19,198
Interest and financing charges ($/boe)	3.20	1.47	2.65	1.38

(1) Excludes financing charges in relation to the Company’s accretion of decommissioning liabilities, unrealized foreign exchange gain (loss), and realized foreign exchange gain (loss).

Bellatrix’s total net debt at December 31, 2015 of $717.6 million included $340.7 million of bank debt, $332.0 million of Senior Notes, including $38.9 million of unrealized foreign exchange loss recognized on the mark-to-market of the Company’s United States dollar denominated Senior Notes, and an adjusted working capital deficiency of $44.9 million.

20

Reconciliation of Total Liabilities to Total Net Debt

	As at December 31,
($000s)	2015	2014
Total liabilities per financial statements	892,640	965,168
Current liabilities (included within working capital calculation below)	(112,634)	(232,396)
Decommissioning liabilities	(96,423)	(88,605)
Finance lease obligation	(8,429)	(10,063)
Deferred lease inducements	(2,387)	(2,727)
Deferred taxes	-	(81,585)

Adjusted working capital
Current assets	(74,236)	(142,548)
Current liabilities	112,634	232,396
Current portion of finance lease	(1,634)	(1,574)
Current portion of deferred lease inducements	(340)	(340)
Current portion of risk management contract asset	8,845	-
Current portion of risk management contract liability	(390)	-
	44,878	87,934
Total net debt	717,645	637,726

SHARE-BASED COMPENSATION

For the three months ended December 31, 2015, non-cash share-based compensation was an expense of $0.6 million ($0.16/boe) compared to a $1.5 million recovery ($0.38/boe) in the same period in 2014. The non-cash share-based compensation expense realized in the three months ended December 31, 2015 period was composed of an expense of $1.6 million (2014: $1.8 million) for the Company’s outstanding share options and an expense of $0.2 million (2014: $0.8 million recovery) for Restricted Awards (“RAs”), partially offset by a recovery of $0.6 million for Deferred Share Units (“DSUs”) (2014: $1.8 million recovery) and a recovery of $0.1 million (2014: $0.4 million recovery) for Performance Awards (“PAs”). Capitalized share-based compensation for the three months ended December 31, 2015 was $0.5 million compared to $0.3 million in the same period in 2014.

For the year ended December 31, 2015, non-cash share-based compensation expense was $3.6 million ($0.24/boe), compared to $3.7 million ($0.26/boe) in the same period in 2014. The non-cash share-based compensation expense in 2015 was comprised of an expense of $6.2 million (2014: $6.9 million expense) for the Company’s outstanding share options and an expense of $1.3 million (2014: $0.9 million expense) for RAs, partially offset by a recovery of $1.2 million for DSUs (2014: $1.3 million recovery) and a recovery of $0.1 million (2014: $0.6 million expense) for PAs. Capitalized share-based compensation for 2015 was $2.6 million compared to $3.4 million in 2014.

The recoveries recognized for DSUs and PAs during 2015 were due to the revaluation of DSUs and PAs to a lower weighted average share trading price at December 31, 2015 than at December 31, 2014.

DEPLETION, DEPRECIATION AND IMPAIRMENT

Depletion and Depreciation

Depletion and depreciation expense for the three months and year ended December 31, 2015, was $49.3 million ($13.17/boe) and $185.7 million ($12.28/boe) compared to $50.4 million ($12.76/boe) and $171.0 million ($12.31/boe) recognized in the comparative 2014 periods. The decrease in the Company’s depletion and depreciation expense on a per boe basis between the years 2014 and 2015 can be attributed to lower future development costs as drilling and completion costs have decreased over the past year thereby adding a higher proportion of reserves with lower associated future development costs, resulting in a lower depletion rate.

For the year ended December 31, 2015, Bellatrix has included a total of $1.12 billion (2014: $1.34 billion) for future development costs in the depletion calculation and excluded from the depletion calculation a total of $75.9 million (2014: $80.3 million) for estimated salvage.

21

Depletion, Depreciation and Impairment

	Three months ended December 31,		Year ended December 31,
($000s, except where noted)	2015	2014	2015	2014
Depletion and Depreciation	49,308	50,433	185,679	170,967
Impairment (E&E and PP&E)	474,542	10,813	511,954	10,813
Depletion, Depreciation and Impairment	523,850	61,246	697,633	181,780
Depletion and Depreciation per unit (excluding impairment) ($/boe)	13.17	12.76	12.28	12.31

Impairment

Exploration & Evaluation Assets

For the year ended December 31, 2015, Bellatrix recognized non-cash impairment of $4.5 million (December 31, 2014: nil) on Exploration and Evaluation (“E&E”) assets, $3.2 million related to its Central Alberta CGU, $0.5 million related to its North Alberta CGU and $0.8 million related to its South Alberta CGU where the carrying values exceeded the recoverable amounts.

Property, Plant and Equipment

In 2015, Bellatrix performed an assessment for indicators of impairment on all of the Company’s CGUs. Primarily as a result of depressed crude oil and natural gas forward commodity prices, Bellatrix completed impairment tests for each of its CGUs. The recoverable amount of each CGU as at December 31, 2015 was determined incorporating the following information:

a)	The net present value of the before-tax cash flows from proved plus probable oil and gas reserves of each CGU based on reserves estimated by Bellatrix’s independent reserve evaluator at December 31, 2015, adjusted for the net present value of the before-tax abandonment and reclamation costs on proved plus probable undeveloped oil and gas reserves.

b)	The fair value of unbooked drilling locations on PP&E land as determined by Bellatrix’s management at December 31, 2015.

c)	Recent transactions completed within the industry on assets with similar geological and geographical characteristics within the relevant CGU.

Key input estimates used to determine the present value of expected future net cash flows include:

a)	Reserves - An external reserve engineering report which incorporates a full evaluation of reserves is prepared on an annual basis. Estimating reserves is highly complex, requiring many judgments including forward price estimates, production costs, and recovery rates based on available geological, geophysical, engineering and economic data. Changes in these judgments may have a material impact on the estimated reserves. These estimates may change, resulting in either negative or positive impacts to net earnings as further information becomes available and as the economic environment changes.

b)	Commodity prices – Forward price estimates of crude oil and natural gas prices are incorporated into the determination of expected future net cash flows. Commodity prices have fluctuated significantly in recent years due to global and regional factors including supply and demand fundamentals, inventory levels, exchange rates, economic, and geopolitical factors.

c)	Discount rates – Discount rates used to calculate the present value of expected future cash flows are based on estimates of the recoverability of asset values in the current industry market conditions. Changes in the general economic environment could result in significant changes to these estimates.

The fair value less cost to sell determination of estimated recoverable amounts of each CGU was based on before-tax discount rates ranging from 10-14%.

22

For the year ended December 31, 2015, the impairment tests resulted in the recognition of non-cash impairment before tax of $507.4 million (2014: nil) in the Company’s Central Alberta CGU. The estimated recoverable amount of the Central Alberta CGU as at December 31, 2015 was $1.4 billion. The impairment charge is primarily due to the decrease in forecasts of future commodity prices. No impairment in 2015 was recognized in the Company’s North Alberta and South Alberta CGUs.

For the year ended December 31, 2014 non-cash impairment of $10.8 million was recognized the Company’s non-core CGUs at discount rates ranging from 10-15%. No impairment in 2014 was recognized in relation to the Company’s core Central Alberta CGU.

A 1% increase to the discount rates applied in the impairment calculation for the Central Alberta CGU would result in an increase in impairment expense of approximately $70 million for the year ended December 31, 2015, whereas a 1% decrease to the discount rates applied would result in a corresponding decrease to the impairment loss recognized.

FOREIGN EXCHANGE

Bellatrix incurs gains and losses in relation to the foreign currency translation of its Senior Notes and minor foreign currency based transactions. The Senior Notes are translated from United States dollar to Canadian dollar using the closing foreign exchange rate for the period. An unrealized foreign exchange gain or loss is included in earnings in the period related to the translation of the outstanding balance of the Senior Notes at the end of the period. Realized foreign exchange gains and losses are recognized as Senior Notes and other minor foreign currency based transactions are translated and settled during the period.

	Three months ended December 31,		Year ended December 31,
($000s)	2015	2014	2015	2014
Realized loss on foreign exchange	(414)	-	(315)	-
Realized gain on foreign exchange contracts	349	-	349	-
Unrealized loss on foreign exchange	(10,366)	-	(39,022)	-
Unrealized gain on foreign exchange contracts	1,613	-	2,466	-
Loss on foreign exchange	(8,818)	-	(36,522)	-

For the three months and year ended December 31, 2015, Bellatrix recorded foreign exchange losses of $8.8 million and $36.5 million, respectively. This was due to the impact of the change over the three months and year ended December 31, 2015, in the value of the Canadian dollar relative to the United States dollar on the Company’s United States dollar denominated Senior Notes (unrealized loss of $10.4 million and $39.0 million, respectively) and offset by the change in the fair value of its United States foreign exchange forward contract (unrealized gains of $1.6 million and $2.5 million, respectively).

The Company may utilize foreign exchange derivative contracts to manage foreign exchange risks in order to maintain cash flow stability. Foreign exchange derivative transactions are in accordance with the risk management policy that has been approved by the Board of Directors. The aggregate amount hedged under all foreign exchange derivate contracts is limited to the outstanding principal amount of the Senior Notes and the term of foreign exchange contracts is limited to the remaining term of the related Senior Notes.

As at December 31, 2015, the Company had entered into the following United States foreign exchange forward purchase contracts:

Type	Value Date	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	$32,500	$1.3076	$42,497
Fixed	May 14, 2020	$30,000	$1.3080	$39,240

23

The Company has recorded the following asset on its Consolidated Balance Sheets with regards to the foreign exchange contracts:

	Year ended December 31,
($000s)	2015	2014
Foreign exchange contracts asset	2,466	-

INCOME TAXES

Deferred income taxes arise from differences between the accounting and tax basis of the Company’s assets and liabilities. For the year ended December 31, 2015, the Company recognized a deferred income tax recovery of $140.8 million, compared to an expense of $56.5 million during 2014. The deferred income tax recovery recognized in 2015 compared to the deferred tax expense recognized in 2014 was primarily attributable to a net loss recognized in the 2015 period compared to a net profit during 2014, after adjusting for non-deductible tax items. The deferred tax recovery in the year was marginally offset by an increase in the Alberta corporate tax rate from 10% to 12% enacted in the second quarter of 2015 and was effective July 1, 2015. At December 31, 2015 the Company had a total deferred tax asset balance of $59.3 million.

At December 31, 2015, Bellatrix had approximately $1.69 billion in tax pools available for deduction against future income as follows:

Tax Pools

		December 31,	December 31,
($000s)	Rate %	2015	2014
Intangible resource pools:
Canadian exploration expenses	100	118,000	116,700
Canadian development expenses	30	825,500	758,700
Canadian oil and gas property expenses	10	193,100	207,900
Foreign resource expenses	10	700	800
Alberta non-capital losses greater than Federal non-capital losses	(Alberta) 100	16,100	16,100
Undepreciated capital cost (1)	6 – 100	371,500	367,600
Non-capital losses (expire through 2033)	100	151,000	162,300
Financing costs	20 Straight-Line	9,300	14,100
		1,685,200	1,644,200

(1) Approximately $298 million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

CASH FLOW FROM OPERATING ACTIVITIES, FUNDS FLOW FROM OPERATIONS, NET PROFIT (LOSS), AND ADJUSTED NET PROFIT (LOSS)

As detailed previously in this MD&A, funds flow from operations is a non-GAAP measure that does not have any standardized meaning under GAAP. Bellatrix’s method of calculating funds flow from operations may differ from that of other companies, and accordingly, may not be comparable to measures used by other companies. Funds flow from operations is calculated as cash flow from operating activities before decommissioning costs incurred and changes in non-cash working capital incurred.

Reconciliation of Cash Flow from Operating Activities to Funds Flow from Operations

	Three months ended December 31,		Year ended December 31,
($000s)	2015	2014	2015	2014
Cash flow from operating activities	42,033	90,459	103,075	294,828
Decommissioning costs incurred	1,028	727	2,725	1,743
Change in non-cash working capital	(13,408)	(29,429)	3,685	(25,818)
Funds flow from operations	29,653	61,757	109,485	270,753

Bellatrix generated funds flow from operations of $29.7 million ($0.15 per basic share and diluted share) in the fourth quarter of 2015, a decrease of 52% from $61.8 million ($0.32 per basic share and diluted share) generated in the comparative 2014 period. The decrease in funds flow from operations between the fourth quarters of 2014 and 2015 was mainly attributable to significantly reduced realized commodity pricing environment for crude oil and natural gas and a 5% decrease in sales volumes, partially offset by decreased production, transportation, royalty and general and administrative expenses. Bellatrix’s cash flow from operating activities for the three months ended December 31, 2015 decreased by 54% to $42.0 million ($0.22 per basic share and diluted share) from $90.5 million ($0.47 per basic share and diluted share) generated in the fourth quarter of 2014.

24

Bellatrix generated funds flow from operations of $109.5 million ($0.57 per basic share and diluted share) in the year ended December 31, 2015, a decrease of 60% from $270.8 million ($1.48 per basic share and $1.46 per diluted share) generated in 2014. The decrease in funds flow from operations between 2014 and 2015 was principally due to a 48% decrease in the Company’s realized commodity pricing from the supply/demand imbalance in the global markets. This was in part offset by a net realized gain on commodity contracts in 2015 compared to a net realized loss on commodity contracts in 2014 and decreased production, transportation, general and administrative and royalty expenses related to operational efficiencies in 2015. Bellatrix’s cash flow from operating activities for the year ended December 31, 2015 decreased by 65% to $103.1 million ($0.54 per basic and diluted share) from $294.8 million ($1.61 per basic share and $1.59 per diluted share) generated during the 2014 year.

Bellatrix maintains a commodity price risk management program to provide a measure of stability to funds flow from operations. Unrealized mark–to–market gains or losses are non-cash adjustments to the fair market value of the contract over its entire term and are included in the calculation of net profit (loss).

Management believes that, in addition to net profit (loss), adjusted net profit (loss) is a useful supplemental measure as it reflects the underlying performance of Bellatrix’s business activities by excluding the after tax effect of non-cash commodity contracts mark–to–market gains and losses, unrealized foreign exchange gains and losses, non-cash impairment and non-cash one time charges, as applicable, that may significantly impact net profit (loss) from period to period.

Adjusted Net Profit (Loss)

	Three months ended December 31,		Year ended December 31,
($000s)	2015	2014	2015	2014
Net profit (loss)	(356,631)	54,830	(444,208)	163,123
Add (deduct) non-operating items:
Unrealized (gain) loss on commodity contracts	(6,522)	(5,277)	(12,942)	(16,933)
Unrealized (gain) loss on foreign exchange	8,753	-	36,556	-
Impairment	474,542	10,813	511,954	10,813
Tax impact on non-operating items (1)	(128,729)	(1,384)	(144,604)	1,530
Adjusted net profit (loss)	(8,587)	58,982	(53,244)	158,533
(1)	Tax impact on non-operating items calculated using 27% tax rate in 2015 (2014: 25%).

Bellatrix recognized an adjusted net loss of $8.6 million ($0.04 per basic and diluted share) for the three months ended December 31, 2015, compared to an adjusted net profit of $59.0 million ($0.31 per basic and diluted share) in the fourth quarter of 2014. The decrease in adjusted net loss recorded in the fourth quarter of 2015 compared to adjusted net profit the same period in 2014 was primarily the result of decreased funds from operating activities resulting from the decrease in the Company’s realized commodity pricing from the supply/demand imbalance in the global markets.

For the three months ended December 31, 2015, Bellatrix recognized a net loss of $356.6 million ($1.86 per basic share and diluted share), compared to a net profit of $54.8 million ($0.29 per basic share and $0.29 per diluted share) in the fourth quarter of 2014. The decrease in net profit recorded in the fourth quarter of 2015 compared to the same period in 2014 was primarily the result of an increase in non-cash impairment charges, decreased funds from operating activities as noted above and a gain on property acquisitions in the fourth quarter of 2014 and no gain on property acquisition in the same period in 2015.

Bellatrix recognized an adjusted net loss of $53.2 million ($0.28 per basic and diluted share) for the year ended December 31, 2015, compared to an adjusted net profit of $158.5 million ($0.87 per basic share and $0.86 per diluted share) in 2014, after realizing decreased funds from operating activities from the significantly reduced commodity pricing environment.

For the year ended December 31, 2015, Bellatrix recognized a net loss of $444.2 million ($2.31 per basic and diluted share), compared to a net profit of $163.1 million ($0.89 per basic share and $0.88 per diluted share) in the same period in 2014. The decrease in net profit recorded in 2015 compared to 2014 was primarily the result of an increase in non-cash impairment charges, decreased funds from operating activities as noted above, lower gains on property dispositions in 2015 compared to 2014 due primarily to decreased drilling activity utilizing joint venture capital, as well as gains on property acquisitions recorded in 2014 with no similar gains on property acquisitions recorded in 2015.

25

Funds Flow from Operations, Cash Flow from Operating Activities, Adjusted Net Profit (Loss) and Net Profit (Loss)

	Three months ended December 31,		Year ended December 31,
($000s, except per share amounts)	2015	2014	2015	2014
Funds flow from operations	29,653	61,757	109,485	270,753
Basic ($/share)	0.15	0.32	0.57	1.48
Diluted ($/share)	0.15	0.32	0.57	1.46
Cash flow from operating activities	42,033	90,459	103,075	294,828
Basic ($/share)	0.22	0.47	0.54	1.61
Diluted ($/share)	0.22	0.47	0.54	1.59
Adjusted net profit (loss)	(8,587)	58,982	(53,244)	158,533
Basic ($/share)	(0.04)	0.31	(0.28)	0.87
Diluted ($/share)	(0.04)	0.31	(0.28)	0.86
Net profit (loss)	(356,631)	54,830	(444,208)	163,123
Basic ($/share)	(1.86)	0.29	(2.31)	0.89
Diluted ($/share)	(1.86)	0.29	(2.31)	0.88

CAPITAL EXPENDITURES

During the three months ended December 31, 2015, Bellatrix invested $16.9 million, which included $16.8 million of exploration and development spending and $0.1 million on corporate assets. During the three months December 31, 2014, Bellatrix invested $85.2 million, which included exploration and development spending of $81.9 million and $3.3 million on corporate assets.

During the year ended December 31, 2015 Bellatrix invested $158.6 million, which included $155.2 million of exploration and development spending and $3.4 million on corporate assets. The 2015 total net capital expenditures before property acquisitions and dispositions of $158.6 million was slightly lower than the Company’s 2015 full year net capital spending guidance of $160 million. During the year ended December 31, 2014 Bellatrix invested $515.6 million, which included exploration and development spending of $504.5 million and $11.2 million on corporate assets.

Capital Expenditures

	Three months ended December 31,		Year ended December 31,
($000s)	2015	2014	2015	2014
Lease acquisitions and retention	1,736	2,878	5,317	16,701
Geological and geophysical	14	(103)	661	1,601
Drilling and completion costs	5,626	70,980	61,454	298,313
Facilities and equipment	9,399	41,039	96,358	220,773
Property transfers – cash	-	(32,921)	(8,639)	(32,921)
Capital – exploration and development (1)	16,775	81,873	155,151	504,467
Capital – corporate assets (2)	153	3,346	3,440	11,163
Property acquisitions	287	148,857	1,036	176,428
Total capital expenditures – cash	17,215	234,076	159,627	692,058
Property dispositions – cash	(5,129)	(1,435)	(15,436)	(9,809)
Total net capital expenditures – cash	12,086	232,641	144,191	682,249
Property acquisitions – non-cash	-	56,845	-	68,616
Other – non-cash (3)	2,594	7,767	8,613	20,000
Total non-cash	2,594	64,612	8,613	88,616
Total capital expenditures – net (4)	14,680	297,253	152,804	770,865

(1) Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the period.

(2) Capital - corporate assets includes office leasehold improvements, furniture, fixtures and equipment before recoveries realized from landlord lease inducements.

(3) Other includes non-cash adjustments for the current period’s decommissioning liabilities and share based compensation.

(4) Total capital expenditures – net is considered to be a non-GAAP measure. Total capital expenditures – net includes the cash impact of capital expenditures and property dispositions, as well as the non-cash capital impacts of corporate acquisitions, property acquisitions, adjustments to the Company’s decommissioning liabilities, and share based compensation.

26

Capital spending on exploration and development activities of $16.8 million in the fourth quarter of 2015, included $9.4 million on facilities and equipment and $155.2 million in the 2015 year included net $87.7 million on facilities and equipment. The facilities and equipment expenditures have decreased period over period stemming from the successful completion of Phase 1 of the Alder Flats Plant during the second quarter of 2015. The Alder Flats Plant has been engineered for construction over two phases with a combined sales capacity of 220 MMcf/d. Total net spending on the Alder Flats Plant (including Phase 1, Phase 2 and related pipelines) in 2015 was $63.6 million. With significant pre-build and flexibility for Phase 2 already incorporated into the design and footprint at Alder Flats, Bellatrix remains committed to construction of Phase 2. In response to the current commodity price environment Bellatrix has elected to slow capital spending on construction of Phase 2, resulting in an expected on-stream date in the first half of 2018. Remaining capital spending over the next three fiscal years for Phase 2 of the Alder Flats Plant net to Bellatrix’s interest is estimated at $50 million.

Based on the current economic conditions and Bellatrix’s operating forecast for the first half of 2016, the Company budgets a net capital program to not exceed $46 million in the first half of 2016. The 2016 capital budget is expected to be directed towards drilling, completion and tie-in activity, primarily in the Spirit River formation.

Dispositions

In the three months and year ended December 31, 2015, the Company recognized total net gains of $13.1 million and $33.9 million, respectively. Included in total net gains were gains on disposition of $12.2 million and $29.4 million, respectively, recognized relating to gains on wells drilled under the Grafton Joint Venture and Troika Joint Venture which were completed and tied-in during the quarter as well as adjustments for wells completed and tied in during prior periods. A gain on disposition for each well is recognized to account for the disposal of the pre-payout working interest earned by the joint venture partner on the well, which results from the difference between the percentage of all capital costs contributed for the drilling, completion, equipping and tie-in of the well by the joint venture partner and the pre-payout working interest allocated to the joint venture partner by the Company. The gain on disposition for a well is recognized during the quarter in which the well was completed and tied-in.

Under the Grafton Joint Venture, Grafton contributes 82% of the total capital costs required for each well and in return earns 54% of Bellatrix’s WI in each well drilled in the well program until payout.

Under the Troika Joint Venture, Troika contributes 50% of the total capital costs required for each well and in return earns 35% of Bellatrix’s WI in each well drilled in the well program until payout.

In the fourth quarter of 2015, Bellatrix sold minor assets to a third party midstream company. During the year, Bellatrix had minor dispositions of both assets and working interest in assets, Bellatrix recorded a total gain of $4.5 million for the year.

Business Combinations

Bellatrix did not complete any business combinations during 2015. Bellatrix completed multiple property acquisitions during 2014. For each of the property acquisitions in 2014 described below, the estimated fair value of the property, plant and equipment acquired was determined using internal estimates and independent reserve evaluations. The decommissioning liabilities assumed were determined using the timing and estimated costs associated with the abandonment, restoration and reclamation of the wells and facilities acquired. The fair value of identifiable assets acquired and liabilities assumed is final.

During 2014, Bellatrix closed an acquisition of production and working interests in certain facilities, as well as undeveloped land in the Ferrier area of Alberta for a cash purchase price of $13.9 million after adjustments. A gain on property acquisition of $11.8 million was recognized in relation to the acquisition.

During the fourth quarter of 2014, Bellatrix completed a transaction for the acquisition of complementary assets within its core Alder Flats area of west central Alberta (greater Ferrier region) for total cash consideration of $118.0 million. The acquired assets consisted entirely of oil and natural gas properties, the value of which was determined using the present value of associated reserves. No gain or loss on property acquisition was recognized in relation to the acquisition. Bellatrix completed an additional transaction during the fourth quarter of 2014 for the acquisition of complementary assets within its core Alder Flats area of west central Alberta (greater Ferrier region) for total adjusted cash consideration of $33.0 million. A gain on property acquisition of $56.8 million was recognized in relation to the acquisition.

27

DECOMMISSIONING LIABILITIES

($000s)	2015	2014
Balance, beginning of year	88,605	67,075
Incurred on development activities	2,556	4,395
Acquired through business combinations	-	3,113
Revisions on estimates	3,459	12,374
Reversed on dispositions	-	(91)
Accretion expense	1,803	1,739
Balance, end of year	96,423	88,605

At December 31, 2015, Bellatrix has recorded decommissioning liabilities of $96.4 million compared to $88.6 million at December 31, 2014, for future abandonment and reclamation of the Company’s properties. During the year ended December 31, 2015, decommissioning liabilities increased by a net $7.8 million as a result of $2.5 million incurred in relation to development activities, $1.8 million as a result of charges for the unwinding of discount rates used for assessing liability fair values and $3.5 million resulting from changes in estimates. The $3.5 million increase in decommissioning liabilities between December 31, 2015 and December 31, 2014 resulting from revisions on estimates were primarily due to reduced market interest rates which decreases the discount rates applied to the valuation of the liabilities. In addition, changes to estimates also resulted from the revisions to timing and amounts of future decommissioning cash flows for certain wells and facilities made to better reflect anticipated abandonment timelines and future cash outlays.

LIQUIDITY AND CAPITAL RESOURCES

As an oil and gas company, Bellatrix has a declining asset base and therefore relies on ongoing development and acquisitions to replace production and add additional reserves. Future oil and natural gas production and reserves are highly dependent upon the success of exploiting the Company’s existing asset base and in identifying or acquiring additional reserves. To the extent Bellatrix is successful or unsuccessful in these activities, cash flow could be increased or decreased. In addition, the Company’s cash flow depends on a number of factors, including commodity prices, production and sales volumes, operating expenses, taxes and royalties.

Bellatrix remains highly focused on key business objectives of maintaining financial strength and liquidity, and optimizing capital investments in the current low commodity price environment. Even though Bellatrix experienced continued operational success in 2015, volatility in oil and gas prices has resulted in a challenging environment for the Company. In response to this volatility and to preserve liquidity and capital resources, Bellatrix’s Board of Directors approved a first half 2016 net capital budget of $46 million in January 2016. Bellatrix's first half 2016 budget incorporates forward strip pricing expectations of approximately US$39.70/bbl WTI and $2.33/GJ AECO, and an exchange rate assumption of $1.40 (CDN$/US$) for first half 2016.  On an annualized basis, the first half 2016 capital budget represents a 42% reduction in capital spending relative to total 2015 capital spending. Bellatrix expects to be able to fund its first half 2016 capital program by reinvesting cash flow and to the extent necessary, through borrowings under its revolving Credit Facilities (as defined below). Bellatrix anticipates first half 2016 production to average 39,000 boe/d (+/- 500 boe/d). Bellatrix continually monitors its capital spending program in light of prevailing commodity prices and the United States/Canadian dollar exchange rate with the aim of ensuring the Company will be able to meet future anticipated obligations incurred from normal ongoing operations with funds flow from operations and borrowings under its Credit Facilities, as necessary.

28

In addition to funds flow from operations, the Company’s other main source of liquidity is its revolving credit facilities, which is currently comprised of a $65 million operating facility provided by a Canadian chartered bank and a $475 million syndicated facility provided by nine financial institutions (the “Credit Facilities”). The Credit Facilities currently mature on May 30, 2017, but the Company is permitted to request, and has requested, an extension to May 30, 2019. Availability under the Credit Facilities is governed by a borrowing base, which is re-determined by the lenders, in their sole discretion, on a semi-annual basis on or before May 31 and November 30 of each year, taking into consideration the estimated value of the Company’s oil and natural gas properties in accordance with the lenders’ customary practices for oil and gas loans. The next scheduled redetermination of the borrowing base is expected to occur on or before May 31, 2016. At December 31, 2015, the borrowing base under the Credit Facilities was set at $540 million, and the Company had $341 million outstanding at a weighted average interest rate of 3.85%. Subsequent to the most recent redetermination of the Company’s borrowing base, commodity prices have decreased further and remain at depressed levels. Assuming current economic conditions persist, management anticipates the borrowing base could be reduced at the next re-determination. In the event the borrowing base is reduced, there are a number of steps to maintain liquidity that may be taken, including asset divestments, allocation of a portion of capital spending to debt reduction, debt refinancing transactions, and equity issuances. Management is pursuing various strategies to mitigate this potential liquidity risk.

In addition to the semi-annual borrowing base redeterminations, the Credit Facilities incorporate the financial covenant of Senior Debt to EBITDA (the “Senior Debt Covenant” as defined in detail below) which serves to limit the Company’s maximum drawings permitted under the Credit Facilities. Senior Debt is defined as all debt of the borrower, including outstanding letters of credit, bank debt, finance lease obligations, deferred lease inducements and net working capital deficiency. Excluded from the calculation of Senior Debt is subordinated debt such as the Senior Notes, decommissioning liabilities and deferred tax liability. EBITDA is defined as consolidated earnings before interest, taxes, depreciation and amortization. For the year ended December 31, 2015, the Company’s trailing 12-month EBITDA was $147.0 million and Senior Debt was $404.8 million, resulting in a Senior Debt to EBITDA ratio of 2.75 times, which would have allowed the Company to incur $109.8 million of additional Senior Debt while maintaining compliance with the Senior Debt Covenant. At December 31, 2015, the Company was in compliance with the financial covenant. Based on the capital budget pricing assumptions, the Company does not expect to exceed the Senior Debt Covenant during 2016. However, if the current commodity price levels persist, the Company would expect to begin negotiating additional covenant relief with its lenders in order to ensure ongoing compliance. If the Company expected to reach or exceed the Senior Debt Covenant, there are a number of steps that may be taken to remain in compliance, including asset divestments, a reduction to capital spending, debt refinancing transactions, and equity issuances.

Bellatrix underspent cash flow during the fourth quarter of 2015, using free cash flow and proceeds of approximately $5.1 million from dispositions of certain field equipment to reduce outstanding bank debt and working capital deficit by approximately $17.1 million (4%) in the quarter. Funds flow from operations provided 76% of the funding requirements for Bellatrix’s net capital expenditures for the year-ended December 31, 2015. Total net debt of $717.6 million at December 31, 2015, decreased quarter over quarter as the reduction in bank debt and working capital was greater than the unrealized foreign exchange loss of approximately $10.4 million in the fourth quarter as the Company’s United States dollar denominated Senior Notes are marked-to-market each quarter which can result in unrealized foreign exchange gains and losses in the quarter. Total net debt levels of $717.6 million at December 31, 2015 increased by $79.9 million from $637.7 million at December 31, 2014. The increase in total net debt from December 31, 2014 was primarily due to capital expenditures as the Company executed its $144.2 million total net cash capital program for 2015 and $38.9 million of unrealized foreign exchange loss recognized on the Senior Notes. Total net debt levels at December 31, 2015 include bank debt, Senior Notes, and the net balance of an adjusted working capital deficiency of $44.9 million, which incorporated $23.0 million in advances from joint venture partners, the majority of which represents drilling obligations predominantly under the Company’s joint venture obligations with Grafton. Total net debt excludes unrealized risk management contract assets and liabilities, deferred taxes, finance lease obligations, deferred lease inducements and decommissioning liabilities.

29

Debt to Funds Flow from Operations Ratio
	Year ended December 31,
($000s, except where noted)	2015		2014
Shareholders’ equity	810,572		1,248,317

Bank Debt	340,743		549,792
Adjusted working capital deficiency (2)	44,878		87,934
Subtotal	385,621		637,726
Senior Notes (due May 15, 2020) (4)	332,024		-
Total net debt (2) at year end	717,645		637,726

Debt to funds flow from operations ratio (annualized) (1) (3)
Funds flow from operations (1) (annualized)	118,612		247,028
Total net debt (2) at year end	717,645		637,726
Total net debt to periods funds flow from operations ratio (annualized) (3)	6.1	x	2.6	x

Debt to funds flow from operations ratio (1)
Funds flow from operations for the year (1)	109,485		270,753
Total net debt (2) at year end	717,645		637,726
Total net debt (2) to funds flow from operations ratio (1) for the year	6.6	x	2.4	x

(1) As detailed previously in this MD&A, funds flow from operations is a non-GAAP measure with no standardized meaning or definition under GAAP. Funds flow from operations is calculated as cash flow from operating activities, excluding decommissioning costs incurred, changes in non-cash working capital incurred and transaction costs. Refer to the reconciliation of cash flow from operating activities to funds flow from operations appearing elsewhere herein.

(2) Total net debt is considered to be a non-GAAP measure. Therefore reference to the additional non-GAAP measure of total net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes deferred lease inducements, decommissioning liabilities, the long-term finance lease obligation and deferred tax liability. Total net debt includes the adjusted working capital deficiency (excess). The adjusted working capital deficiency (excess) is a non-GAAP measure calculated as net working capital deficiency (excess) excluding current commodity contract assets and liabilities, current finance lease obligation, and current deferred lease inducements. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company is found below in this MD&A.

(3) For the years ended December 31, 2015 and 2014, total net debt to funds flow from operations ratio (annualized) is calculated based upon fourth quarter funds flow from operations annualized.

(4) Includes unrealized loss on foreign exchange of $38.9 million and does not include $2.5 million of unrealized gain on foreign exchange contracts.

As at December 31, 2015 the Company’s ratio of total net debt to annualized funds flow from operations (based on fourth quarter funds flow from operations) was 6.1 times. The total net debt to annualized funds flow from operations ratio as at December 31, 2015 increased from that at December 31, 2014 of 2.6 times primarily due to an increase in total net debt resulting from the capital expenditures in 2015 and the unrealized foreign exchange loss recognized in 2015 combined with a decrease in funds flow from operations due to the continued decline in commodity prices. Bellatrix underspent cash flow and reduced total net debt in both the third and fourth quarters of 2015 through the utilization of free cash flow generated from operations and proceeds received from a minor asset disposition. Total net debt at December 31, 2015, was $717.6 million, a decrease of $5.8 million compared with net debt of $723.4 million at September 30, 2015. The reduction in total net debt reflects the decrease in bank debt and working capital deficit by $17.1 million, offset by an increase of $11.3 million to the Senior Notes at December 31, 2015, primarily attributable to an unrealized foreign exchange loss recognized in the fourth quarter pertaining to the mark-to-market of United States dollar denominated Senior Notes.

Liquidity Risk

Liquidity risk is the risk that Bellatrix will not be able to meet its financial obligations as they become due. Bellatrix actively manages its liquidity through daily and longer-term cash, debt and equity management strategies. Such strategies encompass, among other factors: having adequate sources of financing available through its Credit Facilities, estimating future cash generated from operations based on reasonable production and pricing assumptions, analysis of economic risk management opportunities, and maintaining sufficient cash flows for compliance with the Credit Facilities Senior Debt Covenant described above.

30

Bellatrix generally relies upon its operating cash flows and its Credit Facilities to fund capital requirements and provide liquidity. Future liquidity depends primarily on cash flow generated from operations, availability under the Credit Facilities and Bellatrix’s ability to comply with the Senior Debt Covenant and other covenants contained therein, and the ability to access debt and equity markets. From time to time, the Company accesses capital markets to meet its additional financing needs and to maintain flexibility in funding its capital programs. In May 2015, the Company issued US$250 million of 8.50% Senior Notes maturing in 2020 and used the net proceeds therefrom to reduce amounts outstanding under its Credit Facilities. As at December 31, 2015, the Company has the ability to offer to sell up to an additional $577.4 million in securities under its $750 million Shelf Prospectus. The Company’s Shelf Prospectus expires on June 9, 2016 and its ability to offer to sell additional securities pursuant to the Shelf Prospectus will be subject to renewal of the Shelf Prospectus. Bellatrix intends to renew the Shelf Prospectus prior to expiry.

There can be no assurance that future debt or equity financing, or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to Bellatrix.

As at March 9, 2016, Bellatrix had outstanding a total of 11,744,666 options exercisable at an average exercise price of $5.69 per share and 191,963,910 common shares.

Credit Risk

Credit risk is the risk of financial loss to Bellatrix if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from Bellatrix’s trade receivables from joint venture partners, petroleum and natural gas marketers, and financial derivative counterparties.

A substantial portion of Bellatrix’s accounts receivable are with customers and joint interest partners in the petroleum and natural gas industry and are subject to normal industry credit risks. Bellatrix currently sells substantially all of its production to ten primary purchasers under standard industry sale and payment terms. The most significant 60 day exposure to a single counterparty is approximately $13 million. Purchasers of Bellatrix’s natural gas, crude oil and natural gas liquids are subject to a periodic internal credit review to minimize the risk of non-payment. Bellatrix has continued to closely monitor and reassess the creditworthiness of its counterparties, including financial institutions. This has resulted in Bellatrix mitigating its exposures to certain counterparties by obtaining financial assurances or reducing credit where it is deemed warranted and permitted under contractual terms.

Bellatrix may be exposed to third party credit risk through its contractual arrangements with its current or future partners and joint venture partners, marketers of its petroleum and natural gas production, derivative counterparties and other parties. In the event such entities fail to meet their contractual obligations to Bellatrix, such failures may have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. In addition, poor credit conditions in the industry and of joint venture partners may impact a joint venture partner’s willingness to participate in Bellatrix’s ongoing capital program, potentially delaying the program and the results of such program until Bellatrix finds a suitable alternative partner.

Long Term Debt

Bank Debt

In November 2015, the semi-annual review of the borrowing base under the Company's Credit Facilities was approved at $540 million. As of December 31, 2015, the Company’s Credit Facilities were available on an extendible revolving term basis and consist of a $65 million operating facility provided by a Canadian bank and a $475 million syndicated facility provided by nine financial institutions, subject to a borrowing base test.

As at December 31, 2015, the Company maintained $199 million of undrawn capacity (excluding $6.4 million of outstanding letters of credit that reduce the amount otherwise available to be drawn) on the Credit Facilities, subject to compliance with the Senior Debt Covenant described above. Bellatrix reduced its outstanding bank debt and working capital deficiency by approximately $17 million (4%) at December 31, 2015 relative to September 30, 2015.

Amounts borrowed under the Credit Facilities bear interest at a floating rate based on the applicable Canadian prime rate, U.S. base rate, CDOR rate or LIBOR margin rate, plus between 0.8% to 4.75%, depending on the type of borrowing and the Company’s Senior Debt to EBITDA ratio. A standby fee is charged of between 0.405% and 1.06875% on the undrawn portion of the Credit Facilities, depending on the Company’s Senior Debt to EBITDA ratio. Amounts outstanding under the Credit Facilities are secured by a $1 billion debenture containing a first ranking charge and security interest. Bellatrix has provided a negative pledge and undertaking to provide fixed charges over its properties in certain circumstances.

31

The Credit Facilities currently mature on, and are fully revolving until, May 30, 2017 but the Company is permitted to request, and has requested, an extension to May 30, 2019. An extension request may be made each year, provided that the term after extension may not exceed 3 years. Should the Credit Facilities not be extended, the outstanding balance is due upon maturity. The borrowing base is subject to redetermination on or before May 31 and November 30 in each year prior to maturity, with the next semi-annual redetermination occurring on or before May 31, 2016. The borrowing base can also be re-determined if the lenders consider that a material adverse change has occurred which is reasonably attributable to a change in the Company’s oil and gas properties.

The agreement governing the Credit Facilities contains market standard terms and conditions, and includes, for instance, restrictions on asset dispositions and hedging. Generally, dispositions of properties to which the Company is given lending value in the determination of the borrowing base require lender approval if the net present value at 10% attributed to all properties sold in a fiscal year exceeds 5% of the borrowing base in effect at the time of such disposition. In addition, asset dispositions are generally not permitted unless there would be no borrowing base shortfall as a result of such properties being sold. Hedging transactions must not be done for speculative purposes. The term of any hedging contract for commodity swaps cannot exceed 3 years. The aggregate amount hedged under all oil and gas commodity swaps cannot exceed 70% of the Company’s average daily sales volume for the first year of a rolling 3 year period, 60% for the second year of such period or 50% for the third year of such period, with the average daily sales volume being based on the Company’s production for the previous fiscal quarter. The aggregate amount hedged under all interest rate swaps, relating to unsecured note debt, cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt. For interest rate swaps, unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of the amount of the commitment under the Credit Facilities or exceed a term of three years. The aggregate amount hedged under all exchange rate swaps, relating to unsecured note debt, cannot exceed the outstanding principal amount of any unsecured note debt or have a term exceeding the remaining term of the unsecured note debt. For exchange rate swaps, unrelated to any unsecured note debt, the aggregate amount hedged cannot exceed 60% of Bellatrix’s United States dollar revenue over the previous three months or exceed a term of three years.

Senior Notes

In May 2015, the Company issued US$250 million of 8.50% senior unsecured notes maturing May 15, 2020 all of which remained outstanding as at December 31, 2015. Interest is payable on the Senior Notes semi-annually and the Senior Notes are redeemable at the Company's option, in whole or in part, commencing on May 15, 2017 at specified redemption prices. The Senior Notes are redeemable at the following redemption prices (expressed as a percentage of the principal amount of the Senior Notes): 2017 at 104.250%, 2018 at 102.125%, 2019 and thereafter at 100.000%.  Prior to May 15, 2017, some or all of the Senior Notes may be redeemed at a price equal to 100% of the principal amount plus a make-whole premium. Additionally, up to 35% of the Senior Notes may be redeemed prior to May 15, 2017 at a redemption price equal to 108.500%, with an amount of cash not greater than the net cash proceeds of certain equity offerings. The Senior Notes are carried at amortized cost, net of debt issuance costs of $7.7 million, which accrete up to the principal balance at maturity using the effective interest rate of 9.6%. The Senior Notes were initially recognized at fair value, net of debt issue costs, and have subsequently been carried at amortized cost.

32

($000s)	2015
Balance, beginning of year	-
Issuance of Senior Notes	299,308
Unrealized foreign exchange loss (1) (2)	38,940
Amortization of discount and debt issue costs	1,442
339,690
Debt issue costs	(7,666)
Balance, December 31, 2015	332,024

(1) Exchange rate (CDN$/US$1.00) at December 31, 2015 was 1.3840

(2) Amount does not include unrealized gain on foreign exchange contracts of $2.5 million.

As at December 31, 2015, the Company had entered into the following United States dollar foreign exchange forward purchase contracts:

Type	Financial Contract	Notional Amount ($000s USD)	Foreign Exchange Rate	Settlement ($000s CDN)
Fixed	May 14, 2020	32,500	$1.3076	$42,497
Fixed	May 14, 2020	30,000	$1.3080	$39,240

The Company has recorded the following asset on its Consolidated Balance Sheet with regards to the foreign exchange contracts:

	Year ended December 31,
($000s)	2015	2014
Foreign exchange contracts asset	2,466	-

Pursuant to the Senior Note offering in May 2015, a company that is controlled by a director of Bellatrix had acquired, through a fund managed or advised by it, US$15 million in aggregate principal amount of the Senior Notes on an arm’s length basis. Effective February 10, 2016, the director resigned from the Board of Directors of Bellatrix.

Covenants

Effective August 4, 2015, the Company’s banking syndicate agreed to amend the agreement governing the Credit Facilities (the “Credit Agreement”) to remove the total debt to EBITDA financial covenant and an EBITDA to interest expense financial covenant. The remaining financial covenant (referred to above as the Senior Debt Covenant) requires that the Company will not permit its ratio of outstanding Senior Debt to EBITDA, as defined by the terms of the agreement governing the Credit Facilities and adjusted for non-cash charges, for a trailing 12-month period to exceed a specified amount (the “Senior Debt Covenant”). Specifically, the Senior Debt Covenant requires that Company maintain a Senior Debt to EBITDA ratio of not more than 3.5 times for the fiscal quarters ending on or before March 31, 2017. Based on the Company’s capital budget pricing assumptions, the Company does not expect to exceed the Senior Debt Covenant during 2016. However, if the current commodity price levels persist, the Company would expect to begin negotiating additional covenant relief with its lenders in order to ensure ongoing compliance. If the Company expected to reach or exceed the Senior Debt Covenant, there are a number of steps that may be taken to remain in compliance, including asset divestments, allocation of a portion of capital spending to debt reduction, debt refinancing transactions, and equity issuances. As part of the agreement to remove the other financial covenants, the Company agreed that any further issuances of subordinated indebtedness (but excluding refinancing of the existing Senior Notes) will require majority lender approval.

Subject to certain exceptions and qualifications, the Senior Notes have no financial covenants but have an incurrence covenant in place that limits the Company’s ability to, among other things: make payments and distributions; incur additional indebtedness; issue disqualified or preferred stock; create or permit liens to exist; make certain dispositions; effect transfers of assets; and engage in amalgamations, mergers or consolidations.

33

The following table lists the covenant under the Credit Facilities and Senior Notes, and the Company’s compliance therewith as at December 31, 2015:

	Covenants as at December 31, 2015		Position at December 31, 2015
Credit Facilities – Senior Debt Covenant	Maximum Ratio
Senior Debt(1) to EBITDA(2) for the last four fiscal quarters	3.50	x	2.75	x

Senior Notes – Incurrence Covenant	Minimum Ratio
Fixed charge coverage(3)	2.25	x	3.75	x

(1) “Senior Debt” is defined as Consolidated Total Debt, excluding any unsecured or subordinated debt (Senior Notes). “Consolidated Total Debt” is defined as determined on a consolidated basis in accordance with GAAP and without duplication, all Debt of the Borrower. The Company’s calculation of Consolidated Total Debt excludes decommissioning liabilities and deferred tax liability. The calculation includes outstanding letters of credit, bank debt, Senior Notes, finance lease obligations, deferred lease inducements and net working capital deficiency (excess), calculated as working capital deficiency excluding current commodity contract assets and liabilities.

(2) “EBITDA” refers to earnings before interest, taxes, depreciation and amortization. EBITDA is calculated based on terms and definitions set out in the agreement governing the credit facilities which adjusts net income for financing costs, certain specific unrealized and non-cash transactions, and acquisition and disposition activity and is calculated based on a trailing twelve month basis. EBITDA for the trailing twelve months ended December 31, 2015 was $147.0 million.

(3) Fixed charge coverage is computed as the ratio of fixed charges (as defined in the indenture governing the Senior Notes fixed charges generally includes interest expense plus paid or accrued dividends, if any) to trailing twelve month consolidated cash flow (as defined in the indenture governing the Senior Notes, consolidated cash flow includes the consolidated net profit and adds back unrealized foreign exchange, provision for taxes, fixed charges, depletion, and various other non-recurring expenses and charges). Both fixed charges and consolidated cash flow are non-GAAP measures.  For the trailing twelve months ended December 31, 2015, fixed charges were $47.1 million and consolidated cash flow was $177.0 million.

Failing the Senior Debt Covenant may result in cancellation of the Credit Facilities and/or all or any part of the outstanding loans with all accrued and unpaid interest to be immediately due and payable. As at December 31, 2015, excluding $6.4 million of outstanding letters of credit that reduce the amount otherwise available to be drawn under the Credit Facilities, approximately $199 million or 37% of unused and available bank credit under the Credit Facilities was available to fund Bellatrix’s ongoing capital spending and operational requirements, subject to compliance with the Senior Debt Covenant. For the year ended December 31, 2015, the Company’s trailing 12-month EBITDA was $147.0 million and Senior Debt was $404.8 million, resulting in a Senior Debt to EBITDA ratio of 2.75 times, which would have allowed the Company to incur $109.8 million of additional Senior Debt while maintaining compliance with the Senior Debt Covenant.

Bellatrix currently has commitments associated with the Credit Facilities outlined above and the commitments outlined under the “Commitments” section.

COMMITMENTS

As at December 31, 2015, Bellatrix committed to drill 2 gross (1.0 net) wells pursuant to farm-in agreements. Bellatrix expects to satisfy these drilling commitments at an estimated net cost of approximately $3.4 million.

Bellatrix also has certain drilling commitments relating to the Grafton Joint Venture. In meeting the drilling commitments under these agreements, Bellatrix will satisfy some of the drilling commitments under the joint operating agreement described above.

As at December 31, 2015, commitments under the Grafton Joint Venture are as follows:

Agreement	Grafton (2) (3)
Commitment Term	2013 to 2016
Remaining wells to drill at December 31, 2015 (gross) (1)	12
Remaining wells to drill at December 31, 2015 (net) (1)	2.0
Remaining estimated total cost ($millions) (gross) (1)	$51.5
Remaining estimated total cost ($millions) (net) (1)	$9.3

(1) Gross and net estimated total cost values and gross and net minimum estimated total wells for the Grafton Joint Venture represents Bellatrix’s total capital and well commitments pursuant to the Grafton joint venture agreement.

34

(2) During April 2014, Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture established during 2013 by an additional $50 million, for a total commitment of $250 million. The funding period of the Grafton Joint Venture was extended to the third anniversary (June 26, 2016) of the program’s effective date for wells relating to the exercised option. All other terms and conditions of the commitment increase are the same as the previously announced Grafton Joint Venture.

(3) During the second quarter of 2015 the funding period for the initial $200 million commitment was extended to December 31, 2015 (from June 26, 2015). The funding obligation was satisfied by Bellatrix and Grafton by that date. Subsequent to December 31, 2015, the funding period of the Grafton Joint Venture amended agreement for the wells relating to the exercised option was extended to December 31, 2016 (from June 26, 2016).

Subsequent to December 31, 2015, Bellatrix and Grafton agreed to extend the funding period for the remaining commitments under the Grafton Joint Venture to December 31, 2016 (from June 26, 2016) thereby providing additional operational flexibility for development drilling activity during the calendar 2016 year. Bellatrix and Grafton expect to fulfill all of the spending commitments under the Grafton Joint Venture in 2016.

During 2014, the CNOR Joint Venture was formed with CNOR a non-operated oil and gas company managed by Grafton Asset Management Inc. Through the joint venture, CNOR has committed $250 million in capital towards future accelerated development of a portion of Bellatrix's undeveloped land holdings. On September 1, 2015, the parties amended the terms of the CNOR Joint venture to extend the funding period to December 31, 2019 as a result Bellatrix is now required to propose a joint development plan on or before October 1, 2016, with the expectation that the funds will be primarily spent between 2017 through 2019. Bellatrix is not currently subject to any formal well or cost commitments in relation to the CNOR Joint Venture.

The Daewoo and Devonian Partnership provides for a multiyear commitment from 2013 to 2016 with anticipated total gross capital expenditures of $200 million ($100 million net). As at December 31, 2015, a total of 44 gross (19 net) wells have been drilled as well as expenditures related to land acquisitions and infrastructure pursuant to the Daewoo and Devonian Partnership and there remains estimated total gross capital of $89.1 million ($44.6 million net) to be committed by the parties thereunder. The Daewoo/Devonian Joint Venture does not contain any minimum capital expenditure requirements or any penalties if the parties decide to delay or stop further development.

On November 10, 2015, Bellatrix and TCA agreed to discharge the remainder of the drilling program under the Troika Joint Venture. The funds received by Bellatrix from TCA related to the completion of the remaining drilling program have subsequently been refunded to TCA. As a result, Bellatrix and TCA have no further obligation to drill additional wells thereunder. The parties continue to have joint operations in existing wells under the joint venture arrangement.

The Company had the following liabilities as at December 31, 2015:

Liabilities ($000s)	Total	< 1 Year	1-3 Years	3-5 Years	More than 5 years
Accounts payable and accrued liabilities (1)	$87,312	$87,312	$-	$-	$-
Advances from joint venture partners	22,958	22,958	-	-	-
Bank debt – principal (2)	340,743	-	340,743	-	-
Senior Notes (3)	332,024	-	-	332,024	-
Decommissioning liabilities (4)	96,423	-	3,215	12,370	80,838
Finance lease obligation	10,063	1,634	2,708	947	4,774
Total	$889,523	$111,904	$346,666	$345,341	$85,612

(1) Includes $0.5 million of accrued interest payable in relation to the bank credit facilities and $3.8 million related to interest on the Senior Notes is included in Accounts Payable and Accrued Liabilities.

(2) Bank debt is based on a three year facility, fully revolving until maturity, and extendable annually at the Company’s option (subject to lender approval), provided that the term after any extension would not be more than three years. Interest due on the Credit Facilities is calculated based upon floating rates.

(3) Senior Notes mature on May 15, 2020, but may be redeemed by Bellatrix at any time on or after May 15, 2017 at specific redemption prices.

(4) Amounts represent the inflated, discounted future abandonment and reclamation expenditures anticipated to be incurred over the life of the Company’s properties (between 2017 and 2065).

35

Off-Balance Sheet Arrangements

The Company has certain fixed-term lease agreements, primarily compressor and office space leases, which were entered into in the normal course of operations. All leases have been treated as operating leases whereby the lease payments are included in operating expenses or G&A expenses depending on the nature of the lease. The lease agreements do not currently provide for early termination. No asset or liability value has been assigned to these leases in the balance sheet as of December 31, 2015.

The Company’s contractual obligations and commitments as at December 31, 2015 were as follows:

($000s)	1 Year	2-3 Years	4-5 Years	More than 5 years	Total
Operating leases (1)	$12,824	$24,519	$19,267	$16,841	$73,451

(1) Operating leases is comprised of the Company’s commitment for office space, net of recoveries and gross operating leases for field equipment. The Company is committed to payments under fixed term operating leases for office space which do not currently provide for early termination.

BUSINESS PROSPECTS AND 2016 OUTLOOK

The strategic investment in infrastructure including the Alder Flats Plant has structurally improved the operational reliability and cost structure of the Company’s business, evidenced by the 28% reduction in fourth quarter 2015 operating costs to $6.87/boe relative to the comparable period in 2014. The investment in infrastructure has structurally reduced royalty rates, transportation costs, enhanced natural gas liquids recoveries, and improved overall reliability of processed production volumes.

As market supply and demand forces realign, the Company anticipates this will drive commodity prices to higher levels. Bellatrix remains focused on development of the Spirit River formation, which is one of the lowest supply cost natural gas plays in North America. The Company is positioned with a deep inventory of high rate of return well locations, supported by infrastructure and firm takeaway capacity, to profitably grow when commodity prices improve. The Company’s top tier acreage position in the Spirit River play provides the value enhancing growth platform for Bellatrix as it moves through the commodity price cycle.

Approximately 70% of the Company’s first half 2016 capital budget will be invested within the first quarter, which is expected to provide average corporate production in the first six months of 2016 at approximately 39,000 boe/d (midpoint of guidance +/- 500 boe/d). Bellatrix has set a six month budget in order to preserve optionality and additional flexibility for the Company in the second half of the year. Bellatrix will re-evaluate the capital budget after the first half of 2016, based on commodity environment at the time, for the second half of 2016.

First Half 2016 Guidance
Average daily production (boe/d)
Low range	38,500
High range	39,500
Average product mix
Crude oil, condensate and NGLs (%)	28
Natural gas (%)	72
Net capital spending ($ millions) (1)	$46
Expenses ($/boe)
Production (2)	$7.25

(1) Capital spending includes exploration and development capital projects and corporate assets, and excludes property acquisitions and dispositions.

(2) Operating costs before net processing revenue/fees

Bellatrix maintains an active risk management program with approximately 50% of forecast gross natural gas volumes hedged at an average fixed price of approximately $3.08/mcf in calendar 2016 (based on first half 2016 average gross production guidance of 39,000 boe/d). In addition, approximately 35% of forecast gross natural gas volumes are hedged in 2017 at an average fixed price of approximately $3.35/mcf. Bellatrix’s hedging program is part of its overall risk management strategy focused on providing reduced commodity price volatility and greater assurance over future revenue and cash flows which help drive the capital and reinvestment decisions within the Company’s business.

36

FINANCIAL REPORTING UPDATE

Future Accounting Pronouncements

The following pronouncements from the International Accounting Standards Board (“IASB”) are applicable to Bellatrix and will become effective for future reporting periods, but have not yet been adopted:

IFRS 9 - “Financial Instruments”, which is the result of the first phase of the IASB’s project to replace IAS 39, “Financial Instruments: Recognition and Measurement”. The new standard replaces the current multiple classification and measurement models for financial assets and liabilities with a single model that has only two classification categories: amortized cost and fair value. This standard is effective for annual periods beginning on or after January 1, 2018 with different transitional arrangements depending on the date of initial application. The extent of the impact of the adoption of IFRS 9 has not yet been determined.

IFRS 15 - “Revenue from Contracts with Customers”, which provides a five-step model to be applied to all contracts formed with customers. The standard specifies when an entity will recognize revenue and provides guidance regarding disclosures relating to revenue recognition. IFRS 15 is required to be adopted either retrospectively or using a modified transition approach for fiscal years beginning on or after January 1, 2018. The extent of the impact of the adoption of IFRS 15 has not yet been determined.

IFRS 16 - "Leases”, replaces IAS 17 Leases. For lessees applying IFRS 16, a single recognition and measurement model for leases would apply, with required recognition of assets and liabilities for most leases. The standard will come into effect for annual periods beginning on or after January 1, 2019, with earlier adoption permitted if the entity is also applying IFRS 15 Revenue from Contracts with Customers. The extent of the impact of the adoption of IFRS 16 has not yet been determined.

BUSINESS RISKS AND UNCERTAINTIES

Bellatrix's production and exploration activities are concentrated in the Western Canadian Sedimentary Basin, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers to the much larger integrated petroleum companies.

Bellatrix is subject to the various types of business risks and uncertainties including:

•	financial risks, which includes commodity price risk, counterparty risks and risks related to the Company's financing arrangements;

•	finding and developing oil and natural gas reserves at economic costs; and

•	operational risks such as risks related to health and safety, transportation and processing restrictions, project execution and the environment.

A description of the risk factors and uncertainties affecting Bellatrix can be found under the heading "Forward Looking Statements" and a full discussion of the material risk factors affecting Bellatrix can be found in the Company’s annual information form and Form 40-F for the year ended December 31, 2015, which may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com).

37

The following explains how material risks and uncertainties impact Bellatrix’s business:

Prices, Markets and Marketing

Prices for oil and natural gas are subject to large fluctuations in response to relatively minor changes in the supply of, and demand for, oil and natural gas, market uncertainty and a variety of additional factors beyond the control of the Company. These factors include economic conditions, in the United States, Canada, Europe and elsewhere, the actions of OPEC, governmental regulation, political stability in the Middle East, Northern Africa and elsewhere, the foreign supply and demand of oil and natural gas, risks of supply disruption, the price of foreign imports and the availability of alternative fuel sources. Prices for oil and natural gas are also subject to the availability of foreign markets and the Company's ability to access such markets. Oil prices are expected to remain volatile and may decline even further in the near future as a result of global excess supply due to, among other things, the increased growth and continued resilience of shale oil production in the United States, the strength of the U.S. dollar, the decline in global demand for exported crude oil commodities, OPEC's decisions pertaining to the oil production of OPEC member countries, and the continued build in global crude oil stockpiles. Similarly, natural gas prices are expected to remain volatile and may decline even further in the near future as a result of, among other things, excess North American supply, availability of traditional markets and the Company’s ability to access such markets. A material decline in prices could result in a reduction of the Company's net production revenue. The economics of producing from some wells may change because of lower prices, which could result in reduced production of oil or natural gas and a reduction in the volumes of the Company's reserves. The Company might also elect not to produce from certain wells at lower prices.

All these factors could result in a material decrease in the Company's expected net production revenue and a reduction in its oil and natural gas acquisition, development and exploration activities. Any further substantial and extended decline in the price of oil and natural gas will have an adverse effect on the Company's carrying value of its reserves, borrowing capacity, revenues, profitability and cash flows from operations and may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

Oil and natural gas prices are expected to remain volatile for the near future because of market uncertainties over the supply and the demand of these commodities due to, among other things, the current state of the world economies, OPEC actions, the removal of sanctions on Iran and the likely associated increase in production, and ongoing credit and liquidity concerns. Volatile oil and natural gas prices make it difficult to estimate the value of producing properties for acquisitions and often cause disruption in the market for oil and natural gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

Credit Facility Arrangements

The amount of indebtedness authorized under the Credit Facilities is dependent on, among other things, the borrowing base determined by its lenders. The agreement governing the Credit Facilities contains a number of positive and negative covenants, including the Senior Debt Covenant which limits the ability of the Company to incur or maintain senior debt. In the event that the Company is not able to comply with its covenants, including the Senior Debt Covenant, the banking syndicate may not be willing to agree to amendments of any covenants contained in the Credit Facilities and as a result the Company's access to capital could be restricted or repayment could be required. A further discussion on the Company’s ability to incur indebtedness and access capital can be found under the heading "Liquidity and Capital Resources".

Even if the Company is able to obtain new financing, it may not be on commercially reasonable terms or terms that are acceptable to the Company. If the Company is unable to repay amounts owing under the Credit Facilities, the lenders under the Credit Facilities could proceed to foreclose or otherwise realize upon the collateral granted to them to secure the indebtedness. The acceleration of the Company's indebtedness under one agreement may permit acceleration of indebtedness under other agreements that contain cross default or cross-acceleration provisions. In addition, the Company's Credit Facilities, and any new financing arrangements, may impose operating and financial restrictions on the Company that include restrictions on, the payment of dividends, repurchase or making of other distributions with respect to the Company's securities, incurring of additional indebtedness, the provision of guarantees, the assumption of loans, making of capital expenditures, entering into of amalgamations, mergers, take-over bids or disposition of assets, among others.

The Company's lenders use the Company's reserves, commodity prices, applicable discount rate and other factors, to periodically determine the Company's borrowing base. A further material decline in commodity prices could reduce the Company's borrowing base, reducing the funds available to the Company under the Credit Facilities. This could result in the requirement to repay a portion, or all, of the Company's bank indebtedness. The next scheduled redetermination of the borrowing base is expected to occur on or before May 31, 2016. Assuming current economic conditions persist, management anticipates the borrowing base could be reduced at the next re-determination. As indicated herein, management is pursuing various strategies to mitigate this potential liquidity risk; however, there is no certainty that management will be able to mitigate such risk in which case the Company's future liquidity may be decreased and the Company may not be able to pursue its future plans as currently contemplated.

38

Variations in Interest Rates and Foreign Exchange Rates

Variations in interest rates could result in an increase in the amount Bellatrix pays to service its debt, including the Senior Notes. World oil prices are quoted in United States dollars and the price received by Canadian producers is therefore affected by the Canadian/United States dollar exchange rate that may fluctuate over time. A material increase in the value of the Canadian dollar may negatively impact Bellatrix’s net production revenue. Volatility in interest rates and the Canadian dollar may affect future cash flow from operations and reduce funds available for capital expenditures. Bellatrix may initiate certain derivative contracts to attempt to mitigate these risks. To the extent that Bellatrix engages in risk management activities related to foreign exchange rates, it will be subject to credit risk associated with counterparties with which it contracts.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Company depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, the Company's existing reserves, and the production from them, will decline over time as the Company produces from such reserves. A future increase in the Company's reserves will depend on both the ability of the Company to explore and develop its existing properties and its ability to select and acquire suitable producing properties or prospects. There is no assurance that the Company will be able continue to find satisfactory properties to acquire or participate in. Moreover, management of the Company may determine that current markets, terms of acquisition, participation or pricing conditions make potential acquisitions or participations uneconomic. There is also no assurance that the Company will discover or acquire further commercial quantities of oil and natural gas.

Future oil and natural gas exploration may involve unprofitable efforts from dry wells as well as from wells that are productive but do not produce sufficient petroleum substances to return a profit after drilling, completing (including hydraulic fracturing), operating and other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. Further, a loss of key personnel of the Company could delay the completion of certain projects or otherwise have a material adverse effect on the Company and its ability to efficiently perform exploration, development and production risks.

Drilling hazards, environmental damage and various field operating conditions could greatly increase the cost of operations and adversely affect the production from successful wells. Field operating conditions include, but are not limited to, delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions and insufficient storage or transportation capacity or other geological and mechanical conditions. While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, it is not possible to eliminate production delays and declines from normal field operating conditions, which can negatively affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including, but not limited to, fire, explosion, blowouts, cratering, sour gas releases, spills and other environmental hazards. These typical risks and hazards could result in substantial damage to oil and natural gas wells, production facilities, other property, the environment and personal injury. Particularly, the Company may explore for and produce sour natural gas in certain areas. An unintentional leak of sour natural gas could result in personal injury, loss of life or damage to property and may necessitate an evacuation of populated areas, all of which could result in liability to the Company.

Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks may have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

39

As is standard industry practice, the Company is not fully insured against all risks, nor are all risks insurable. Although the Company maintains liability insurance in an amount that it considers consistent with industry practice, liabilities associated with certain risks could exceed policy limits or not be covered. In either event the Company could incur significant costs.

Gathering and Processing Facilities and Pipeline Systems

The Company delivers its products through gathering and processing facilities and pipeline systems some of which it does not own. The amount of oil and natural gas that the Company can produce and sell is subject to the accessibility, availability, proximity and capacity of these gathering and processing facilities and pipeline systems. In 2015, the Company did not experience any material constraints due to lack of availability at processing facilities or take-away capacity in the Company's area of operations, however, continued capacity constraints and shortages in take-away capacity on major oil and gas infrastructure in Western Canada could impair the Company’s ability to market its production in the future. Although the Company has taken steps to reduce the risk of constraints in production due to lack of processing capacity, further constraints in production could be experienced. The lack of availability of capacity in any of the gathering and pipeline systems, and in particular the processing facilities, could result in the Company's inability to realize the full economic potential of its production or in a reduction of the price offered for the Company's production. Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limit the ability to produce and market oil and natural gas production. In addition, the pro-rationing of capacity on inter-provincial pipeline systems continues to affect the ability to export oil and natural gas. Furthermore, producers are increasingly turning to rail as an alternative means of transportation. In recent years, the volume of crude oil shipped by rail in North America has increased dramatically and it is projected to continue in this upward trend. Any significant change in market factors or other conditions affecting these infrastructure systems and facilities, as well as any delays in constructing new infrastructure systems and facilities could harm the Company's business and, in turn, the Company's financial condition, results of operations and cash flows.

A portion of the Company's production may, from time to time, be processed through facilities owned by third parties and over which the Company does not have control. From time to time these facilities may discontinue or decrease operations either as a result of normal servicing requirements or as a result of unexpected events. A discontinuation or decrease of operations could have a materially adverse effect on the Company's ability to process its production and deliver the same for sale.

Additional Funding Requirements

The Company's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times and from time to time, the Company may require additional financing in order to carry out its oil and natural gas acquisition, exploration and development activities. There is risk that if the economy and banking industry experienced unexpected and/or prolonged deterioration, the Company's access to additional financing may be affected.

Because of global economic volatility and the current volatility of oil and gas prices, the Company may from time to time have restricted access to capital and increased borrowing costs. Failure to obtain such financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Company's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Company's ability to expend the necessary capital to replace its reserves or to maintain its production. To the extent that external sources of capital become limited, unavailable or available on onerous terms, the Company's ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition and results of operations may be affected materially and adversely as a result. In addition, the future development of the Company's petroleum properties may require additional financing and there are no assurances that such financing will be available or, if available, will be available upon acceptable terms. Failure to obtain any financing necessary for the Company's capital expenditure plans may result in a delay in development or production on the Company's properties.

40

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on the spill, release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such legislation sets out the requirements with respect to oilfield waste handling and storage, habitat protection and the satisfactory operation, maintenance, abandonment and reclamation of well and facility sites.

Compliance with environmental legislation can require significant expenditures and a breach of applicable environmental legislation may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Company to incur costs to remedy such discharge. Although the Company believes that it will be in material compliance with current applicable environmental legislation, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on the Company's business, financial condition, results of operations and prospects.

In early 2016, the Government of Alberta announced a new climate change plan which includes among other things, a carbon tax framework on the emissions of greenhouse gasses and significant targets to reduce methane emissions from oil and gas operations. Although formal legislation has not yet been introduced, no assurance can be given that compliance with this new carbon tax and emission reduction regime will not result in curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise have a material adverse effect on the Company's business, financial condition, results of operations and prospects. In addition, the Government of Canada has indicated that it may impose further regulations on the emission of greenhouse gases that could result in further material impacts to the Company’s business.

Changes in Government Royalty Regulation

Provincial and federal programs related to the crude oil and natural gas industry may change in a manner that adversely impacts shareholders. The Company currently operates in British Columbia, Alberta and Saskatchewan, all of which have different royalty programs that would be revised at any time. Future amendments to royalty programs in any of the Company’s operating jurisdictions could result in reduced cash flow. In 2016 the Government of Alberta announced the key highlights of the proposed MRF that will be effective January 1, 2017. Although the Government of Alberta has indicated that the current royalty regime will remain largely unchanged, there is no guarantee that the new MRF will not contain material differences which could negatively impact the economics of the Company’s projects.

Changes in Income Tax Legislation

In the future, income tax laws or other laws may be changes or interpreted in a manner that adversely affects the Company or its shareholders. Tax authorities having jurisdiction over the Company or its shareholders may disagree with how the Company calculates its income for taxes purposes to the detriment of the Company and its shareholders.

Hedging

From time to time, the Company may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline. However, to the extent that the Company engages in price risk management activities to protect itself from commodity price declines, it may also be prevented from realizing the full benefits of price increases above the levels of the derivative instruments used to manage price risk. In addition, the Company's hedging arrangements may expose it to the risk of financial loss in certain circumstances, including instances in which:

•	production falls short of the hedged volumes or prices fall significantly lower than projected;
•	there is a widening of price-basis differentials between delivery points for production and the delivery point assumed in the hedge arrangement;

41

•	the counterparties to the hedging arrangements or other price risk management contracts fail to perform under those arrangements; or
•	a sudden unexpected event materially impacts oil and natural gas prices.

Similarly, from time to time the Company may enter into agreements to fix the exchange rate of Canadian to United States dollars or other currencies in order to offset the risk of revenue losses if the Canadian dollar increases in value compared to other currencies. However, if the Canadian dollar declines in value compared to such fixed currencies, the Company will not benefit from the fluctuating exchange rate.

CRITICAL ACCOUNTING ESTIMATES AND ACCOUNTING POLICIES

The reader is advised that the critical accounting estimates, policies, and practices as described herein continue to be critical in determining Bellatrix’s financial results.

The reader is cautioned that the preparation of financial statements in accordance with GAAP requires management to make certain judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses. The following discussion outlines accounting policies and practices that are critical to determining Bellatrix’s financial results.

Critical Accounting Judgments

Oil and gas reserves

Reserves and resources are used in the units of production calculation for depreciation, depletion and amortization and the impairment analysis which affect net profit. There are numerous uncertainties inherent in estimating oil and gas reserves. Estimating reserves is very complex, requiring many judgments based on geological, geophysical, engineering and economic data. Changes in these judgments could have a material impact on the estimated reserves. These estimates may change, having either a negative or positive effect on net profit as further information becomes available and as the economic environment changes.

Identification of CGUs

Bellatrix’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows, geography, geology, production profile and infrastructure of its assets.

Impairment Indicators

Judgment is required to assess when impairment indicators exist and impairment testing is required. In determining the recoverable amount of assets, in the absence of quoted market prices, impairment tests are based on estimate of reserves, production rates, future oil and natural gas prices, future costs, discount rates, market value of land and other relevant assumptions.

Joint Arrangements

Judgment is required to determine when the Company has joint control over an arrangement. In establishing joint control, the Company considers whether unanimous consent is required to direct the activities that significantly affect the returns of the arrangement, such as the capital and operating activities of the arrangement.

Once joint control has been established, judgment is also required to classify as a joint arrangement. The type of joint arrangement is determined through analysis of the rights and obligations arising from the arrangement by considering its structure, legal form, and terms agreed upon by the parties sharing control. An arrangement where the controlling parties have rights to the assets and revenues and obligations for the liabilities and expenses is classified as a joint operation.

42

Critical Estimates and Assumptions

Recoverability of asset carrying values

The Company assesses its oil and gas properties, including exploration and evaluation assets, for possible impairment if there are events or changes in circumstances that indicate that carrying values of the assets may not be recoverable, or at least at every reporting date.

The assessment of any impairment of property, plant and equipment is dependent upon estimates of recoverable amount that take into account factors such as reserves, economic and market conditions, timing of cash flows, the useful lives of assets and their related salvage values.

Bellatrix’s assets are aggregated into CGUs, for the purpose of calculating impairment, based on their ability to generate largely independent cash flows, geography, geology, production profile and infrastructure of its assets. By their nature, these estimates and assumptions are subject to measurement uncertainty and may impact the carrying value of the Company’s assets in future periods.

Decommissioning obligations

Provisions for decommissioning obligations associated with the Company’s drilling operations are based on current legal and constructive requirements, technology, price levels and expected plans for remediation. Actual costs and cash outflows can differ from estimates because of changes in laws and regulations, public expectations, prices, discovery and analysis of site conditions and changes in clean up technology.

Income taxes

Related assets and liabilities are recognized for the estimated tax consequences between amounts included in the financial statements and their tax base using substantively enacted future income tax rates. Timing of future revenue streams and future capital spending changes can affect the timing of any temporary differences, and accordingly affect the amount of the deferred tax asset or liability calculated at a point in time. These differences could materially impact earnings.

Business combinations

Business combinations are accounted for using the acquisition method of accounting. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant, and equipment, and exploration and evaluation assets acquired generally require the most judgment and include estimates of reserves acquired, forecast benchmark commodity prices, and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities in the purchase price allocation, and any resulting gain or loss. Future net earnings can be affected as a result of changes in future depletion, depreciation and accretion, and asset impairments.

LEGAL, ENVIRONMENTAL REMEDIATION AND OTHER CONTINGENT MATTERS

The Company is involved in various claims and litigation arising in the normal course of business. While the outcome of these matters is uncertain and there can be no assurance that such matters will be resolved in the Company’s favor, the Company does not currently believe that the outcome of adverse decisions in any pending or threatened proceeding related to these and other matters or any amount which it may be required to pay by reason thereof would have a material adverse impact on its financial position or results of operations.

The Company reviews legal, environmental remediation and other contingent matters to both determine whether a loss is probable based on judgment and interpretation of laws and regulations and determine that the loss can reasonably be estimated. When the loss is determined, it is charged to earnings. The Company’s management monitors known and potential contingent matters and make appropriate provisions by charges to earnings when warranted by the circumstances.

43

With the above risks and uncertainties the reader is cautioned that future events and results may vary substantially from that which Bellatrix currently foresees.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s President and Chief Executive Officer (“CEO”) and Executive Vice President, Finance and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures (as defined in Rules 13(a) - 15(e) and 15d – 15(e) under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) and National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”)) to provide reasonable assurance that: (i) material information relating to the Company is made known to the Company’s Chief Executive Officer and Chief Financial Officer by others, particularly during the period in which the annual and interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings , interim filings (as these terms are defined in NI 52-109) or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time period specified in securities legislation. Such officers have evaluated, or caused to be evaluated under their supervision the effectiveness of the Company’s disclosure controls and procedures at the financial year end of the Company. Based on the evaluation, the officers concluded that Bellatrix’s disclosure controls and procedures were effective as at December 31, 2015.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over the Company’s financial reporting (as defined in Rules 13(a) – 15(f) and 15(d) – 15(f) under the Exchange Act and NI 52-109). Internal control over the Company’s financial reporting is a process designed by, or designed under the supervision of, our President and CEO and our Executive Vice President, Finance and CFO, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for the external purposes in accordance with GAAP.

Under the supervision and with the participation of management, including our CEO and our CFO, an evaluation of the effectiveness of the Company’s internal control over financial reporting was conducted as of December 31, 2015 based on the criteria described in “Internal Control – Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that, as of December 31, 2015, the Company’s internal control over financial reporting was effective.

The Company is required to disclose herein any change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. There has been no change in the Company’s internal control over financial reporting that occurred during the year ended December 31, 2015 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The effectiveness of internal control over financial reporting as of December 31, 2015 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their Independent Auditors’ Report of Registered Public Accounting Firm, which is included with the consolidated financial statements for the year ended December 31, 2015.

Limitations of the Effectiveness of Controls

It should be noted that a control system, no matter how well conceived, can provide only reasonable, but not absolute, assurance that the objectives of the control system will be met and it should not be expected that the disclosure controls and procedures and internal controls over financial reporting will prevent all errors or fraud.

CEO AND CFO CERTIFICATIONS

The Company’s President and CEO and the Executive Vice President, Finance and CFO have attested to the quality of the public disclosure in our fiscal 2015 reports filed with the Canadian securities regulators and the SEC, and have filed certifications with them.

44

SENSITIVITY ANALYSIS

The table below shows sensitivities to funds flow from operations as a result of product price, exchange rate, and interest rate changes. This is based on actual average prices received for the fourth quarter of 2015 and average production volumes of 40,705 boe/d during that period, as well as the same level of debt outstanding as at December 31, 2015. Diluted weighted average shares are based upon the fourth quarter of 2015. These sensitivities are approximations only, and not necessarily valid under other significantly different production levels or product mixes. Commodity price risk management activities can significantly affect these sensitivities. Changes in any of these parameters will affect funds flow as shown in the table below:

	Funds Flow from Operations (1)	Funds Flow from Operations (1)
	(annualized)	Per Diluted Share
Sensitivity Analysis	($000s)	($)
Change of US $1/bbl (2)	5,100	0.03
Change of $0.10/ mcf (2)	6,300	0.03
Change in prime of 1%	3,400	0.02
Change of US $0.01 CDN/ US exchange rate	700	-

(1) The term “funds flow from operations” should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with GAAP as an indicator of the Company’s performance. Therefore reference to non-GAAP measures of funds flow from operations or funds flow from operations per diluted share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt. The reconciliation between cash flow from operating activities and funds flow from operations can be found elsewhere herein. Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

(2) Commodity price risk management activities are excluded from funds flow from operations sensitivity calculations.

SELECTED QUARTERLY CONSOLIDATED INFORMATION

The following table sets forth selected consolidated financial information of the Company for the quarters in 2015 and 2014.

2015 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	90,186	88,941	82,066	72,125
Funds flow from operations (1)	24,858	28,378	26,598	29,653
Funds flow from operations per share (1)
Basic	$0.13	$0.15	$0.14	$0.15
Diluted	$0.13	$0.15	$0.14	$0.15
Cash flow from operating activities	22,553	16,475	22,015	42,033
Cash flow from operating activities per share
Basic	$0.12	$0.09	$0.11	$0.22
Diluted	$0.12	$0.09	$0.11	$0.22
Adjusted net profit (loss)	(13,986)	(18,134)	(12,569)	(8,587)
Adjusted net profit (loss) per share
Basic	$(0.07)	$(0.09)	$(0.07)	$(0.04)
Diluted	$(0.07)	$(0.09)	$(0.07)	$(0.04)
Net profit (loss)	(12,688)	(24,427)	(50,460)	(356,631)
Net profit (loss) per share
Basic	$(0.07)	$(0.13)	$(0.26)	$(1.86)
Diluted	$(0.07)	$(0.13)	$(0.26)	$(1.86)
Total net capital expenditures - cash	83,179	37,669	11,259	12,086

45

2014 – Quarter ended (unaudited) ($000s, except per share amounts)	March 31	June 30	Sept. 30	Dec. 31
Total revenue (1)	163,585	152,311	137,411	130,160
Funds flow from operations (1)	77,642	71,014	60,341	61,757
Funds flow from operations per share (1)
Basic	$0.45	$0.40	$0.32	$0.32
Diluted	$0.45	$0.39	$0.31	$0.32
Cash flow from operating activities	84,300	60,063	60,006	90,459
Cash flow from operating activities per share
Basic	$0.49	$0.34	$0.31	$0.47
Diluted	$0.48	$0.33	$0.31	$0.47
Adjusted net profit	42,924	27,005	29,622	58,982
Adjusted net profit per share
Basic	$0.25	$0.15	$0.15	$0.31
Diluted	$0.25	$0.15	$0.15	$0.31
Net profit	25,167	38,252	44,874	54,830
Net profit per share
Basic	$0.15	$0.22	$0.23	$0.29
Diluted	$0.14	$0.21	$0.23	$0.29
Total net capital expenditures - cash	155,863	125,955	167,790	232,641

(1) Refer to “Non-GAAP Measures” in respect of the terms “funds flow from operations”, “funds flow from operations per share”, “total net debt” and “total revenue.”

In the fourth quarter of 2015 Bellatrix reduced outstanding bank debt and working capital deficiency by approximately $17 million (or 4%) from the third quarter of 2015 through the use of proceeds from a disposition of facility equipment and cash flow in excess of expenditures. Bellatrix continued to realize reductions in production expenses in the quarter as a result of the Alder Flats Plant, production expenses decreased 7% to $6.87/boe in the fourth quarter of 2015 from $7.38/boe in the third quarter of 2015. In the three months ended December 31, 2015, the Company incurred $12.1 million of net cash capital expenditures, compared to $232.6 million in the fourth quarter of 2014, $149 million of the fourth quarter of 2014 capital expenditures related to property acquisitions, and drilled and/or participated in 5 gross (2.3 net) wells, compared to 12 gross (7.1 net) wells in the same period in 2014. Sales volumes decreased 5% to 40,705 boe/d from 42,945 boe/d realized in the fourth quarter of 2014, the decrease was due to significant number of wells being tied-in during the fourth quarter of 2014 relating to the third quarter of 2014 drilling program and a decrease in drilling activity in 2015 due to depressed commodity prices. The Company’s total revenue generated in the quarter ending December 31, 2015, decreased 45% to $72.1 million from $130.1 million in the fourth quarter of 2014 as a result of a continued, overall weak global commodity price environment.

In the third quarter of 2015, Bellatrix reduced outstanding bank debt and working capital deficiency by $14.7 million from the second quarter of 2015. Bellatrix realized its first full quarter of contribution from the Alder Flats Plant which resulted in production expense decreases of 14% to $7.38/boe in the third quarter of 2015 from $8.58/boe in the second quarter of 2015. In the three months ended September 30, 2015, the Company incurred $11.3 million of net cash capital expenditures, compared to $167.8 million in the third quarter of 2014, and drilled and/or participated in 12 gross (5.4 net) wells, compared to 35 gross (17.5 net) wells in the same period in 2014. Sales volumes increased 6% to 40,277 boe/d from 37,838 boe/d realized in the third quarter of 2014. The Company’s total revenue generated in the quarter ending September 30, 2015, decreased 40% to $82.1 million compared to $137.4 million in the third quarter of 2014.

During the second quarter of 2015, Bellatrix successfully completed Phase 1 of the Alder Flats Plant. In addition, Bellatrix closed a private offering of US$250 million of 8.50% Senior Notes maturing in 2020 during the second quarter 2015. In the three months ended June 30, 2015, the Company incurred $37.7 million of net cash capital expenditures, compared to $126.0 million in the second quarter of 2014, and drilled and/or participated in 4 gross (2.8 net) wells, compared to 19 gross (9.0 net) wells in the same period in 2014. Bellatrix achieved sales volumes of 40,426 boe/d, an 11% increase from 36,342 boe/d realized in the second quarter of 2014. Bellatrix’s total revenue generated in the second quarter of 2015 was impacted by the overall weak global commodity price environment, resulting in a decrease of 42% to $88.9 million compared to $152.3 million in the second quarter of 2014.

46

Bellatrix’s first quarter 2015 results were impacted by a weak global commodity price environment which continued from the fourth quarter of 2014 through the first quarter of 2015. The negative impacts of the first quarter 2015 pricing environment were partially offset by a 27% increase in production over the first quarter of 2014, which resulted from the success of Bellatrix’s first quarter 2015 drilling program and Bellatrix’s ongoing successful drilling activity in the Cardium and Spirit River resource plays throughout 2014.

47

SELECTED ANNUAL CONSOLIDATED INFORMATION

The following table sets forth selected consolidated financial information of the Company for the most recently completed year ending December 31, 2015 and for comparative 2014 and 2013 years.

Years ended December 31, ($000s, except per share amounts)	2015	2014	2013
Total revenue (1)	333,318	583,467	291,891
Funds flow from operations (1)	109,485	270,753	143,459
Funds flow from operations per share (1)
Basic	$0.57	$1.48	$1.27
Diluted	$0.57	$1.46	$1.24
Cash flow from operating activities	103,075	294,828	128,458
Cash flow from operating activities per share
Basic	$0.54	$1.61	$1.14
Diluted	$0.54	$1.59	$1.11
Adjusted net profit (loss)	(53,244)	158,533	84,520
Adjusted net profit (loss) per share
Basic	$(0.28)	$0.87	$0.75
Diluted	$(0.28)	$0.86	$0.73
Net profit (loss)	(444,208)	163,123	71,675
Net profit (loss) per share
Basic	$(2.31)	$0.89	$0.63
Diluted	$(2.31)	$0.88	$0.62
Total net capital expenditures – cash	144,191	682,249	232,723
Total assets	1,703,212	2,213,486	1,555,180
Total net debt (1)	717,645	637,726	395,482
Non-current financial (assets) liabilities
Future income taxes	(59,255)	81,585	27,034
Decommissioning liabilities	96,423	88,605	67,075
Sales volumes (boe/d)	41,441	38,065	21,829
(1)	Refer to “Non-GAAP Measures” in respect of the terms “funds flow from operations”, “funds flow from operations per share”, “total net debt” and “total revenue.”

Detailed discussions of 2015 annual results by comparison to 2014 annual results are contained throughout this MD&A.

Bellatrix expanded its operations significantly between 2013 and 2014 through continued success of its internal drilling program in conjunction with the completion of several major transactions. The Company acquired complementary assets within its core Alder Flats area of west central Alberta in three separate tuck-in transactions for total cash consideration of $164.9 million. In 2014 Grafton elected to exercise an option to increase committed capital investment to the Grafton Joint Venture by an additional $50 million, for a total commitment of $250 million. On June 5, 2014, Bellatrix closed a bought deal financing of 18,710,000 Bellatrix common shares at a price of $9.50 per Bellatrix share for aggregate proceeds of $172.6 million (net proceeds of $165.5 million after transaction costs) through a syndicate of underwriters.

Bellatrix’s net cash capital expenditures decreased to $770.9 million during 2014 compared to $840.8 million in 2013. During 2014, Bellatrix drilled or participated in 110 gross (59.1 net) wells, compared to 80 gross (52.8 net) wells in 2013. Sales volumes increased by 74% between the years to 38,065 boe/d in 2014 from 21,829 boe/d in 2013 due to the transactions noted above as well as Bellatrix’s continued drilling success achieved throughout 2014. As a result of the increase in sales volumes as well as higher realized prices for natural gas and relatively consistent crude oil, condensate and NGL volumes between the years, revenues before other income, royalties and risk management increased to $574.3 million in 2014, compared to $288.3 million realized in 2013.

48